Exhibit 99.2

STN
TSX · NYSE

Stantec Inc. 2010 Financial Review

At Stantec,

One Team

is who we are.

Stantec

One Team. Integrated Solutions.

At Stantec, we are a company of diverse professionals who work together as **One Team**. From across North America and internationally, we provide our clients integrated services in architecture, engineering, interior design, landscape architecture, urban planning, surveying, environmental sciences, economics, project management, and many other disciplines.

Photos clockwise from top left:
Nassau Airport Redevelopment | Nassau, Bahamas
Irving Tissue | Fort Edward, New York
Los Angeles County Metropolitan Transportation Authority Multiyear Project | Los Angeles, California
Parson's Creek Development | Fort McMurray, Alberta
Tesla Water Treatment Facility | San Francisco, California

metso

2 Chairman's Message
4 Message to Shareholders
6 Financial Summary
8 Board of Directors
8 Corporate Officers

Management's Discussion and Analysis
M–1 Caution Regarding Forward-Looking Statements
M–3 Executive Summary
M–4 Core Business and Strategy
M–8 Key Performance Drivers and Capabilities
M–11 Results
M–41 Outlook
M–45 Critical Accounting Estimates, Developments, and Measures
M–56 Risk Factors
M–66 Controls and Procedures
M–67 Corporate Governance
M–68 Subsequent Events

Consolidated Financial Statements
F–1 Management Report
F–2 Independent Auditors' Report of Registered Public Accounting Firm
F–3 Independent Auditors' Report on Internal Control Over Financial Reporting
F–4 Consolidated Balance Sheets
F–5 Consolidated Statements of Income
F–6 Consolidated Statements of Shareholders' Equity and Comprehensive Income
F–7 Consolidated Statements of Cash Flows
F–8 Notes to the Consolidated Financial Statements

IBC Office Locations
IBC Shareholder Information

Chairman's Message

At the 2011 Stantec Annual General Meeting, I will be retiring from my position as chairman of the board. After a career spanning over 33 years with the Stantec organization, I am looking forward to having more time for family, leisure travel, and perhaps a revitalization of my golf game.

It has been an honor and a privilege to have spent the greater part of my professional career with Stantec, and I owe a tremendous debt of gratitude to a number of people and institutions that have so diligently supported me and the Company over that period of time. To my wonderful wife, Dorothy, and our family; to my chief executive officer (CEO) predecessor and mentor, the late Dr. Don Stanley; to my CEO successor, Tony Franceschini, and his successor, Bob Gomes; to Stantec's impressive staff and dedicated board of directors; to our valued clients, friends, and business associates; and to our loyal shareholders, thank you all so very much for your support of and faith in the Stantec success story. And thank you all so very much for allowing me the opportunity to serve in the evolution of that story.

As you can appreciate, in my time at Stantec, I have seen and been part of tremendous change—technological change, geographic change, and change and growth in our personnel. What has not changed, however, is the professionalism and commitment of Stantec's people. Day in and day out, year after year, this combination of talent and business acumen has been, and continues to be, the foundation of the Company—the "DNA" of Stantec and the major driver of our success.

When I retired as Stantec's president and CEO in 1998, we had just come through the first major phase of the Stantec growth story. In my 15 years as president, I had seen the Company grow from approximately 200 staff (following the effects of the ill-fated Canadian National Energy Program), through a public listing on the Toronto Stock Exchange, to 2,000 people. Under the capable leadership of Tony Franceschini and now Bob Gomes,

It has been an honor and a privilege to have spent the greater part of my professional career with Stantec.

2

that number has grown to over 10,000 staff with a truly international reputation. We were able to build the Company then, and now, because of the many steadfast and excellent clients who entrusted us with their business and opportunities. Without the support they provided, and continue to provide, we would not be the Company we are today.

As I step down from the board, I am extremely pleased to see that the elements for Stantec's continuing success are all in place. We have a strong and seasoned management team. We have a talented and Stantec business-schooled team of professional and support personnel. We have a constant and ever-growing group of clients. We have a dedicated and respected board of directors. And, most important, we have a successful business model that has demonstrated its sustainability and profitability over time. Finally, we have more than ample market "runway" for that same business model to continue to expand Stantec's profitable growth for many years to come.

In 1998, upon leaving the Company as CEO, I remarked that "what we today have built together is but the beginning of a marvellous journey yet to unfold." In 2011, upon leaving the Company as chairman, I cannot help but believe that these words are as appropriate now as they were then.

Yours appreciatively,

Ron Triffo, P.Eng.
Chairman of the Board

3

Message to Shareholders

Stable. Strong. Confident. These are the words that best described Stantec in 2010. While the economic environment in North America remained challenging, we had the resilience to improve our performance and expand our operations, paving the way for future growth. Our success was largely due to our clients, who continued to entrust us with their projects in a difficult economy.

Strong performance. With increased activity, we grew organically in some sectors and regions, which boosted our staff levels. At the same time, our income and earnings increased, our revenue remained stable, and we marked our 57th year of uninterrupted profitability. What is more, we ended the year with a strong balance sheet with a sustainable level of debt, giving us the flexibility to continue to grow through organic hiring and acquisitions.

Successful expansion. In the midst of economic stress, we also made progress on our goals to expand our operations in the United States and to begin to create an international presence. From the beginning of March to the end of December, we completed 10 acquisitions, which, collectively, took us into three new states—Iowa, Louisiana, and Wisconsin—and enhanced our existing presence in the US Midwest and Southeast. With the acquisition of international firms Anshen & Allen and Burt Hill, we also entered India, the United Arab Emirates, and the United Kingdom. In total, we welcomed almost 1,400 new colleagues to the Stantec team, which, combined with organic hiring, brought our staff numbers to approximately 10,700 by year-end. Such growth reinforced our standing in our marketplace: we are a truly North American firm.

One Team solutions. At Stantec, no matter how much we grow, we remain committed to delivering quality consulting and design services. By working as One Team with expertise in many disciplines across North America and internationally, we are able to provide integrated solutions to our clients that have a positive impact on our world. In 2010, more than 120 Stantec staff from 10 offices came together to complete the architecture, interior design, and engineering of major expansions at the Kelowna and Vernon hospitals in British Columbia. Delivered through a public-private partnership, the expansions included new patient care towers and a medical school building, encompassing 53,500 square metres (575,500 square feet) of new

At Stantec, no matter how much we grow, we remain committed to delivering quality consulting and design services.

4

space. Similarly, over 400 employees from 33 offices have been working on more than 70 assignments related to facility assessments at 11 power plants in Tennessee, Kentucky, and Alabama for the Tennessee Valley Authority. In addition, staff from our Architecture, Environmental Remediation, Urban Land Engineering, and Transportation practices are contributing their skills to a multiyear contract to provide construction management support services to the Los Angeles County Metropolitan Transportation Authority in California. This multibillion-dollar program of work involves the development of a high-occupancy vehicle network, bus rapid transit extensions, maintenance facilities, and an innovative ExpressLanes pilot project.

In 2010, as always, we owed our good performance to our hardworking and dedicated employees and their One Team spirit. Every day, in delivering high-quality projects to our clients and managing our operations efficiently, they support our long-term strategy and objectives and promote our reputation for excellence.

Our performance in 2010 proved once again what we have always claimed about our business model—that it enables us to adjust our service delivery to changing market conditions. Entering 2011, a year of anticipated economic recovery, we are confident that our model will help us continue to achieve growth and expand our business to meet our clients' needs. Through their projects, our clients are helping to improve the quality of life in communities across North America and around the world, and we are proud of our ability to use our global expertise and local strength to contribute integrated solutions to their efforts.

In closing, we would like to pay tribute to Ron Triffo, who is retiring as chair of our board of directors at our 2011 annual general meeting. Ron has been associated with our Company since 1977. He was named president in 1983, president and chief executive officer in 1988, and chairman of the board in 1998. In that time, he helped our Company attain important milestones such as our initial public offering on the Toronto Stock Exchange. We are grateful that we have had the benefit of his outstanding leadership and wise counsel for so many years.

On behalf of Stantec, thank you once more for your confidence in our strategic direction and for your continued support.

Bob

Bob Gomes, P.Eng.
President & CEO

Stantec

5

2010 Financial Summary and Highlights

(In thousands of Canadian dollars, except per share amounts and ratios)	10	09	08	07	06
Gross revenue	1,513,062	1,519,865	1,351,951	954,619	816,133
Net revenue	1,226,040	1,242,942	1,130,124	830,888	707,927
Income before taxes	133,516	91,666	64,499	99,114	89,424
Net income	93,595	55,940	29,017	69,279	60,182
Current assets	504,513	409,253	480,725	323,248	264,551
Current liabilities	331,342	283,811	300,009	232,697	159,695
Property and equipment [1]	113,996	108,256	107,768	80,776	58,351
Long-term debt	269,294	198,769	215,113	74,539	12,046
Shareholders' equity	625,475	547,394	538,975	442,698	410,895
Gross revenue backlog [2]	1,043,000	948,000	1,005,000	831,000	685,000
EBITDA [3]	186,289	182,412	166,429	123,448	113,052
Cash and cash equivalents	62,731	14,690	103,979	14,175	28,363
Earnings per share – basic	2.05	1.23	0.64	1.52	1.34
Earnings per share – diluted	2.04	1.22	0.63	1.50	1.31
Current ratio	1.52	1.44	1.60	1.39	1.66
Net debt to equity ratio	0.41	0.40	0.26	0.19	(0.03)
Weighted average number of shares outstanding	45,690,555	45,544,688	45,584,612	45,577,261	45,068,266
Shares outstanding	45,768,320	45,716,820	45,448,123	45,698,143	45,201,785
Shares traded	36,927,790	40,881,633	57,354,858	34,463,255	24,864,000
TSX *(in Canadian dollars)*					
High [4]	30.40	30.85	40.10	39.31	25.84
Low [4]	22.79	18.56	16.35	23.70	18.50
Close	27.73	30.40	30.15	38.89	25.25
NYSE [5] *(in US dollars)*					
High [4]	29.29	29.53	40.30	39.64	22.55
Low [4]	20.80	14.19	12.70	20.10	16.33
Close	27.97	28.84	24.70	39.02	21.74

All references to common shares and per share amounts in this financial summary have been restated to reflect the two-for-one split approved on May 4, 2006.

[1] With the adoption of Section 3064, "Goodwill and Intangible Assets," of the Canadian Institute of Chartered Accountants Handbook, we retrospectively reclassified the net book value of certain software from "Property and Equipment" to "Intangible Assets."

[2] This is unaudited information.

[4] High and low prices for the common shares on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) during the 52 weeks ended December 31, 2010, shown above, were the intraday prices.

[5] Stantec began trading on the NYSE on August 5, 2005.

6

All charts represent millions of Canadian dollars, except for diluted EPS.

0
400
800
1200
1600
06
07
08
09
10

Gross Revenue

0
50
100
150
200
06
07
08
09
10

EBITDA

0
25
50
75
100
06
07
08
09
10

Net Income

Net income before goodwill impairment

0.0
0.6
1.2
1.8
2.4
06
07
08
09
10

Diluted EPS

EPS – diluted before goodwill impairment

0
300
600
900
1200
06
07
08
09
10

Gross Revenue Backlog

As One Team,

we earned approximately **$93.6 million** in net income,

we reached **$2.04** in diluted earnings per share,

we generated approximately **$115 million** in cash flows from operating activities,

we increased our consolidated revenue backlog to over **$1 billion**.

We celebrated **57 years** of uninterrupted profitability.

We completed **10 acquisitions.**

We generated over $1.5 billion in revenue.

7

Board of Directors

Left to right:

Robert J. Bradshaw
Director, Stantec Inc. | Toronto, Ontario, Canada

Paul Cellucci
Director, Stantec Inc. | Boston, Massachusetts, US

Susan E. Hartman
Director, Stantec Inc. | Rochester, New York, US

Aram H. Keith
Director, Stantec Inc. | Irvine, California, US

Robert J. Gomes
President & CEO | Edmonton, Alberta, Canada

David L. Emerson, PC
Director, Stantec Inc. | Vancouver, British Columbia, Canada

Ronald P. Triffo
Chairman of the Board, Stantec Inc. | Edmonton, Alberta, Canada

Ivor M. Ruste
Director, Stantec Inc. | Calgary, Alberta, Canada

Anthony (Tony) P. Franceschini
Director, Stantec Inc. | Edmonton, Alberta, Canada

Corporate Officers

Ronald P. Triffo
Chairman of the Board

Robert J. Gomes
President & CEO

Daniel J. Lefaivre
Senior Vice President & CFO

Richard K. Allen
Senior Vice President & COO

Paul J.D. Alpern
Vice President, Secretary & General Counsel

8

STANTEC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

and

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2010, and 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 24, 2011

This discussion and analysis of Stantec Inc.’s operations, financial position and cash flows, dated February 24, 2011, should be read in conjunction with the Company’s 2010 audited consolidated financial statements and related notes. Our 2010 audited consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. Note 25 of our audited consolidated financial statements summarizes the principal differences between Canadian GAAP and US GAAP that affect our financial statements. Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2011 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business (i.e., in relation to our 2020 international growth target and our goals for each of our practice areas) in the Core Business and Strategy section as well as the Results (under the Overall Performance, Gross and Net Revenue: 2010 versus 2009 and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, the following material risks, each of which is further described in the Risk Factors section of this report.

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or experience difficulty in paying for services performed.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

•	We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Interruption to our systems and network infrastructure could adversely impact our ability to operate.

•	We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

•	Uncertainties associated with an acquisition may cause a loss of employees.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

•	We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•
Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2011 and its effect on our business. The assumptions we made in determining the outlook for each of our practice areas, our annual targets, and our outlook for 2011 are listed in the Outlook section of this report.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 24, 2011, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2011, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

 EXECUTIVE SUMMARY

Core Business and Strategy

•
Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

•
Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis.

Key Performance Drivers and Capabilities

•
Our performance depends on our ability to attract and retain qualified people; align our leadership activities with our financial and strategic goals; expand our work with top clients; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve.

Results

•
Continued profitability. In 2010, we achieved a 2.1% increase in our earnings before interest expense, income taxes, depreciation, amortization, and goodwill and intangible impairments (EBITDA, which is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report) compared to 2009 and a 67.4% increase in net income to $93.6 million from $55.9 million in 2009. Diluted earnings per share for 2010 were $2.04 compared to $1.22 in 2009.

•
Ongoing ability to adapt to challenging economic conditions. We achieved these positive results in a challenging economic environment and competitive landscape. In 2010, we continued to show strong financial performance, demonstrating our ability to adapt our business model to changing markets.

•
Growth through acquisition. Acquisitions completed in 2009 and 2010 contributed $65.2 million to the change in our gross revenue from 2009 to 2010. (The term gross revenue is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.) We completed 10 acquisitions in 2010. In the second half of the year, we expanded our international footprint to office locations in India, the United Kingdom, and the United Arab Emirates. With these strong results in 2010, we are well positioned for future growth.

•
Strong balance sheet and liquidity. Our balance sheet remains solid. In 2010, we generated strong cash flows from operations, which we used for operations and acquisition growth. In 2010, we renegotiated our credit facility from $300 million to $350 million. At December 31, 2010, $123.3 million of our credit facility was available for future acquisitions, working capital needs, and general corporate purposes. To gain additional financial flexibility, we filed a short-form shelf prospectus with regulatory authorities in Canada and the United States, which will allow us to issue, from time to time, up to $300 million in common shares until June 2012.

Outlook

•
We believe that our overall outlook for 2011 is a moderate increase in organic revenue, with a targeted 2.0 to 3.0% increase compared to 2010, particularly in regions and practice areas where we are a top-tier service provider. The outlook for each practice area in 2011 ranges from stable for our Buildings and Urban Land practice areas, to stable to moderate organic growth for our Transportation and Environment practice areas, to moderate organic growth for our Industrial practice area.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Risk

•
Various factors could cause our actual results to differ materially from those projected in our forward-looking statements and are described in the Risk Factors section of this report. Although the difficult economic environment of the past two years appears to be slowly improving, related pressures, such as increased competition, margin compressions, project delays, and fiscal rebalancing, are not expected to subside immediately. Pressures and uncertainties related to economic recovery, volatility in the Canadian/US exchange rate, and public infrastructure funding may impact our outlook for 2011.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America, in the Caribbean, and in other international locations, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy. We support the services we deliver through local offices with the knowledge and skills of our entire organization. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. In 2009, we developed a new 10-year strategic plan for achieving our objective. From 2010 to 2020, we intend to continue to increase the depth and breadth of our services. We are confident that we can do so because we have built a solid foundation—made up of a robust business strategy, workforce, organizational structure, and systems—to take us into the future. We will remain focused on servicing the North American market while gradually increasing our geographic reach outside North America in markets that are best suited and receptive to our services as these services evolve and mature. Currently, international work accounts for 2% of our business. By 2020, we aim to generate up to 20% of our revenue from our international work.

We plan to grow organically by focusing on cross-selling our existing services to our biggest clients and to new national and global clients. Providing more services to our large clients will strengthen our integrated, “One Team” approach.

Our strategy for achieving these objectives is based on mitigating risk by

•	Diversifying our operations through a focused, three-dimensional business model
•	Serving many clients on many projects
•	Taking on little or no construction risk
•	Positioning ourselves among the top-three service providers in our geographic regions and practice areas
•	Managing our assets and operating effectively

Our focused, three-dimensional business model allows us to manage risk while continuing to increase our revenue and earnings. The model is based on

•	Diversifying our operations across several geographic regions
•	Specializing in distinct but complementary practice areas
•	Providing services in all five phases of the infrastructure and facilities project life cycle (planning, design, construction, maintenance, and decommissioning)

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

 Because of the diversity of our model, we are generally able to adapt to changes in market conditions, such as the current economic slowdown, by offsetting decreased demand for services in one practice area with increased demand for services in another practice area.

Through our “One Team” approach to our business and service delivery, we have one reportable GAAP segment—Consulting Services—which is an aggregate of our operating segments. Our operating segments are based on our regional geographic areas, and our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from these geographic areas. In addition, we have practice areas that provide strategic direction, mentoring, and technical support to our operations across our geographic regions.

The following discussion outlines the three main components of our business model.

Geographic Diversification
During the first half of 2010, we operated in four main geographic regions in North America—Canada East, Canada West, the US East, and the US West—and had a few small offices in the Caribbean and a project presence in several other international locations. In the last half of the year, we expanded our international presence through acquisitions, adding offices in the United Kingdom, the United Arab Emirates, and India. To reflect this growth, in the beginning of 2011, we reorganized our operations into three main geographic regions: Canada, the United States, and International.

Our goal in each of our regions is to position ourselves among the top three service providers. We realize this goal in our existing regions primarily by adding services through organic growth and strategic hiring supplemented by acquisitions. We achieve our target in new regions principally by acquiring and integrating firms that complement our organization supplemented by strategic hiring and organic growth.

Practice Area Specialization
Currently, we provide services in five specialized and distinct practice area groupings—Buildings, Environment, Industrial, Transportation, and Urban Land. Focusing on this combination of project services helps differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain long-term client relationships. Our strategy for strengthening this element of our business model is to expand the depth of our expertise in our current practice areas and to selectively add complementary new practice areas to our operations.

Buildings. We provide architectural and engineering design and consulting services through two specialist practice areas—1) Architecture and 2) Buildings Engineering—to both private and public sector clients for a wide range of building types and market sectors across North America and internationally. Our primary focus is the design of healthcare, education, science and technology, airport, retail and commercial, and sports and recreation facilities from preconception to postcompletion. Our core services include project and program definition, facilities planning, architectural design, interior design, and structural, mechanical, electrical, and acoustical engineering for both new construction and existing buildings. For existing buildings, we offer expertise in performance engineering, building operating systems (including analysis of exterior envelope, air quality, lighting, and energy efficiency), and ongoing tenant improvements. Over the past few years, our Buildings practice area has also established an industry-wide reputation for leadership in sustainable and integrated design.

In 2010, we expanded our Buildings practice area through the acquisition of Communication Arts, Inc. (CommArts); Anshen & Allen Architecture, Inc. (Anshen + Allen); and Burt Hill, Inc. (Burt Hill), which collectively have offices in Arizona, California, Colorado, Florida, Massachusetts, North Carolina, Ohio, Pennsylvania, and Washington, DC, in the United States. Anshen + Allen also operates in the United Kingdom, and Burt Hill operates in India and the United Arab Emirates. The addition of these firms gave us a new service

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

area in project visioning and branding and significantly enhanced our capabilities in the healthcare, science and technology, and education sectors.

Going forward, our focus in 2011 and over the next five years will be to integrate the acquisitions completed in 2010 and to continue to grow organically in Canada and the United States. By 2020, we expect our Buildings practice to be among the top three design and consulting practices in North America.

Environment. We provide solutions for water supply and wastewater disposal for communities and industry, planning and permitting infrastructure projects, ecosystem restorations, and soil-structure interaction evaluations through four specialist practice areas: 1) Environmental Infrastructure, 2) Environmental Management, 3) Environmental Remediation, and 4) Geotechnical Engineering. Our core services in these areas, representing approximately one third of our Environment revenue, include water supply, treatment, storage, and distribution; wastewater collection, pumping, treatment, and disposal; and watershed management. We derive the remaining revenue in this practice area from environmental assessment, documentation, and permitting; ecosystem restoration planning and design; environmental site management and remediation; subsurface investigation and characterization; and geotechnical engineering services, half of which we provide to the oil and gas and energy sectors as part of regulatory and permitting activities.

In 2010, we increased our Environment practice area through the addition of TetrES Consultants Inc. (TetrES); WilsonMiller, Inc. (WilsonMiller); Natural Resources Consulting, Inc. (NRC); and ECO:LOGIC Engineering (ECO:LOGIC) with offices in California, Colorado, Manitoba, the midwestern United States, and Florida. In particular, the acquisition of these firms strengthened our capabilities in water and wastewater facilities planning and design and in environmental permitting and compliance support.

In 2011 and over the next five years, we will focus on strengthening our Environment practice area by continuing to expand its profile and market share throughout North America, primarily in the water and energy sectors. By 2020, we expect to be a top-tier firm in the water sector in North America and to have a significant local presence in this sector in western Europe and the South Asia/Pacific region. In the energy sector, we aim to be a leading global firm in the environmental review, permitting, and licensing markets and a top-tier provider of liability management services to the top energy firms worldwide.

Industrial. We provide consulting and design services to private, public, and government clients through five specialist practice areas: 1) Industrial Buildings & Facilities, 2) Power, 3) Resources, 4) Mining, and 5) Program & Project Management. Our core offerings include planning, functional programming, engineering, project management, and construction support in market sectors such as oil and gas, fossil and renewable energy, underground mining, linear infrastructure, power transmission and distribution, automotive, forest products, food and beverage, and general manufacturing. We also provide specialty services in strategic management and in the management of multibillion-dollar client programs. Our services span the life cycle of projects from inception to decommissioning.

In 2010, we enhanced our Industrial practice through the acquisition of Project Control Group Inc. (PCGI) in Ontario, which bolstered our Program & Project Management practice, and of IEA Holdings, Inc (IEA) in Maine, which strengthened the services we provide to the power sector.

In 2011, we will focus on building our Industrial practice area organically and through acquisitions in strategic sectors in the United States and Canada. Over the next five years, we expect to complete acquisitions that complement our existing practices in order to become a top-tier service provider in North America and to generate a portion of our Industrial revenues internationally. Our goal for 2020 is to develop several of our Industrial practices into top 10 service providers in North America and to earn up to 20% of our Industrial revenues through international work.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Transportation. We provide transportation consulting and design services, primarily to public sector clients, through one practice area focusing on the transportation sector. Our core services include project management, planning, engineering, construction administration, and infrastructure management. More specifically, we prepare transportation master plans for communities; conduct transportation investment studies; plan and design airport, transit, rail, and highway facilities; provide administration and support services for the construction of specific projects; and provide ongoing management planning for the upkeep of transportation facilities. In addition, we provide specialized services such as simulation modeling, evaluate the effectiveness of alternative transportation demand and supply management techniques, prepare investment grade revenue studies for funding transportation projects, provide public consultation and environmental assessment skills to build broad public support for infrastructure plans, and design and implement integrated infrastructure/asset management systems for all types of transportation infrastructure.

In 2010, the Transportation practice area expanded through the addition of WilsonMiller, headquartered in Florida, and of Street Smarts, Inc. and Data Smarts, LLC (Street Smarts), based in Georgia. Our focus for this practice area in 2011 is to grow through acquisitions, particularly in California, Texas, Ontario, and British Columbia, and to grow primarily through strategic hiring in the transit sector. Over the next five years, we expect this practice area to move from a top 20 position to a top 10 position in North America. For 2020, our goal is to have a top five Transit practice, viable Aviation and Bridge practices, and a well-diversified Roadways practice that is capable of competing for the largest and most complex projects in most major urban areas across North America.

Urban Land. We provide planning, landscape architecture, surveying, engineering, and project management solutions, principally for the land development, real estate, and retail and commercial industries, through four specialist practice areas: 1) Commercial Program Development, 2) Planning & Landscape Architecture, 3) Urban Land Engineering, and 4) Surveys/Geomatics. Our core services include, or relate to, conceptual and master planning, development approvals and entitlement, infrastructure design, transportation planning, traffic engineering, landscape architecture, construction review, and a wide variety of surveying and geomatics services to support the land development industry and other practice areas.

In 2010, the acquisition of WilsonMiller, which is a multidiscipline planning, design, and consulting firm, strengthened our Urban Land practice in the US Southeast. During the year, we also continued to diversify the services we provide for non-residential development sectors and to adapt to changes in the North American housing market. Going forward, we are positioning ourselves to serve a growing housing market in North America in 2011 and beyond. Over the next 5 to 10 years, we also aim to be a North American leader in providing geospatial services (geographic information systems, scanning, survey geodetics, and remote sensing), multidisciplinary commercial program development services, and integrated planning and urban design services.

Life Cycle Solutions
The third element of our business model is the provision of professional services in all five phases of the project life cycle—planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (i.e., design and construction) as well as periods of lower new capital project expenditures (i.e., maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners’ representative, providing project management, surveying, and resident engineering services. We focus principally on fee-for-service type work and generally do not act as the contractor or take on construction risk. Following project completion, during the maintenance phase, we provide ongoing professional services for maintenance and rehabilitation projects in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions and recommendations for taking facilities out of active service.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Going forward, our strategy is to continue to expand the scope of services we provide in the initial planning stages and during maintenance, enabling us to establish longer-term relationships with clients throughout the project life cycle. Our three-dimensional business model allows us to provide services to many clients and for many projects, ensuring that we do not rely on a few large projects for our revenue and that no single client or project accounts for more than 5% of our business.

KEY PERFORMANCE DRIVERS AND CAPABILITIES

Our performance depends on our ability to attract and retain qualified people; align our leadership activities with our financial and strategic goals; work with top clients; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve. Based on our success with these drivers, we believe that we are well positioned to continue to be one of the principal providers of professional design and consulting services in our geographic regions.

People
Our most important performance driver is our people. Employees create the project solutions we deliver to clients. Consequently, to achieve our goal of becoming and remaining a top 10 global design firm, we must increase our workforce through a combination of organic hiring and acquisitions. We measure our success in this area by total staff numbers. In 2010, our employee numbers increased to approximately 10,700 from 9,300 in 2009. At December 31, 2010, our workforce was made up of about 6,000 professionals, 3,300 technical staff, and 1,400 support personnel.

To attract and retain qualified staff, we offer opportunities to be part of “One Team” working on challenging multidiscipline projects with some of the most talented people in our industry. We are continually strengthening and supporting our people-oriented, “One Team” culture. In 2010, we completed a number of activities, including implementing a Company-wide Award of Excellence program to recognize employees who demonstrate achievement in several key areas, launching a mandatory Ethics and Code of Conduct training program to all staff, updating the Learning Portal (an electronic learning management tool) on our intranet, providing integration training to newly acquired employees, and introducing and updating eLearning modules and tutorials in our Career Development Center and on other intranet online sites. Our Career Development Center is the online source for all our learning, coaching and mentoring, and professional and career development resources. During the year, we also continued to roll out the leadership development program we launched in 2008 to leaders throughout our regions, updated and enhanced the content and exams in our project management learning series, and delivered a record number of face-to-face and on-demand project management training sessions. We also invested in our staff by focusing on health and safety initiatives, including providing education and training for supervisors in health and safety rights and responsibilities. We will continue to update and improve our learning, career development, and health and safety programs in response to our staff’s needs.

To measure our success in attracting and retaining staff, we use tools such as employee engagement surveys, ongoing requests for feedback, and exit interviews. The results of these performance metrics help us develop programs and initiatives for improving and maintaining staff engagement. We also track turnover rates for our staff through our business information system.

Our diversified portfolio approach to business, operating in different regions and practice areas, and our “One Team” philosophy, using and sharing the best available staff resources across the Company, generally enable us to redeploy a portion of our workforce when faced with changes in local, regional, or national economies or practice area demand. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we become better able to address these issues by using staff from other parts of the Company either through temporary relocation or work sharing. We are continually improving our

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

ability to work on projects from multiple locations through standardized practices and systems, project collaboration, and Web-based technology.

Leadership
Our ability to align the activities of our senior managers with our short- and long-term financial and strategic goals is also an important driver for our success. To this end, in addition to fixed salaries, we provide, on a discretionary basis, short- and long-term compensation designed to reward our senior managers (including our chief financial and chief operating officers, regional operating unit leaders, and practice area unit leaders) for their individual and corporate contributions to meeting our objectives. The short-term compensation is a combination of an annual cash bonus and an allotment of restricted share units. The total amount available in the annual employee bonus pool is calculated as a percentage of our annual net income, which we believe directly ties the interests of our bonus-eligible employees, including our senior managers, to our financial performance. In determining the awards each year, we balance the managers’ overall contributions to our profitability Company wide with the performance of their individual business unit, an approach that, in our view, creates a sense of shared responsibility for achieving outstanding business results and meeting our clients’ needs. In 2011, we implemented a restricted share unit plan for our senior vice presidents through which they are granted annually, as part of their bonus, an allotment of restricted share units that they receive after two years as cash equal to the units’ market value. We believe that this plan, by its nature, further invests our senior vice presidents in our share performance.

As part of long-term compensation for our key staff, in the past we granted options through our employee share option plan. In 2011, we improved our share option plan by tying the amount of share options available to be granted in a year to key performance metrics such as growth in earnings per share and operating income. Key staff may be granted options to purchase shares as part of their total compensation, which further aligns their interests with those of our shareholders and encourages them to stay employed with us over the long term. In making the decision to award options or restricted share units to an individual, our chief executive officer (CEO) and senior management team consider the individual’s ability to contribute to our long-term success, along with other factors.

Similarly, our CEO’s compensation package, which is governed by the terms of his employment agreement, includes a base salary; an annual bonus calculated as a percentage of our pretax, prebonus income; and a prescribed allotment of deferred share units. We require our CEO, senior vice presidents, chief operating officer (COO), and chief financial officer (CFO) to own a minimum number of shares, representing a specific percentage of their base salary, in the Company. We believe that deferred share units and minimum ownership requirements represent incentives for our CEO to achieve a minimum growth rate in our share price, thereby aligning his compensation with the interests of shareholders.

Since the results of our operations are dependent on the abilities and efforts of the members of our senior management team and other key personnel, our Corporate Governance and Compensation Committee and senior managers regularly review our succession planning measures for management.

Clients
Another essential performance driver is our ability to attract and retain top clients. For us, the best clients are those with whom we have long-term relationships and for whom we provide multiple services and complete large and innovative projects. Currently, approximately 70% of our business comes through repeat clients, and our 10 largest clients account for about 12% of our revenue. Our goal is to expand the number of top clients we serve through an account management program designed to increase organic growth by building on relationships with existing clients.

Acquisition Opportunities and Integration
Our current markets give us many opportunities to build toward our goal of becoming and remaining a top 10 global design firm. We believe that such growth is necessary in order to enhance the depth of our expertise,

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

broaden our services, increase our shareholder value, provide more opportunities for our employees, and lever our information technology systems. Our strategy for achieving our goal is to combine internal growth with the acquisition of firms that believe in our vision and want to be part of our dynamic Company. In 2010, we completed 10 acquisitions. These additions strengthened our capabilities in all our practice areas; brought us a new service area in project visioning and branding; expanded our presence in the United States, particularly in the Midwest and Southeast; and gave us new international office locations in the United Kingdom, the United Arab Emirates, and India. We are confident that we can continue to take advantage of acquisition opportunities because we operate in an industry sector that includes more than 100,000 firms, most of which are small. According to the Engineering News-Record’s 2010 report on the top 500 design firms, the largest engineering and architecture companies headquartered in the United States—our principal competitors—generate about US$80 billion in annual fees, approximately 25% of which they earn internationally. Currently, we have approximately a 2% share of this market.

The integration of acquired firms begins immediately following the acquisition closing date and generally takes between six months and two years to complete. It involves the implementation of our Company-wide information technology and financial management systems as well as provision of support services from our corporate and regional offices. This approach allows our new staff to focus on their primary responsibility of continuing to serve clients with minimal interruption while taking advantage of our systems and expertise.

Our acquisition and integration program is managed by a dedicated acquisition team that supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems following an acquisition. This team is complemented and enhanced by other operational staff as appropriate. We measure our success in integrating acquired employees through a postintegration survey and use the survey results to address specific issues and improve future integration activities.

Financing
Our success also depends on our continuing ability to finance our growth plan. Adequate financing gives us the flexibility to acquire firms that are appropriate to our vision and complement our business model. Since we became publicly traded on the Toronto Stock Exchange (TSX) in 1994, we have increased our gross revenue at a compound annual rate of 19.4%. To fund such growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes while at opportune times raising additional equity to replenish our cash reserves, pay down debt, or strengthen our balance sheet. To date, we have issued additional shares for these purposes on four occasions—in 1997, 2000, 2002, and 2005. In 2010, as part of our long-term financing strategy, we filed a short-form shelf prospectus with regulatory authorities in Canada and the United States, which allows us to issue, from time to time, up to $300 million in common shares until June 2012. In addition, we reached an agreement with our lenders to increase our credit facility from $300 million to $350 million and to extend its maturity date to August 2013. This agreement also gives us access to an additional $75 million on approval from our lenders. At December 31, 2010, $123.3 million of the facility was available to fund future activities.

Market Penetration
Also key to our success is achieving a certain level of market penetration in the geographic areas we serve. Our target is to be among the top three service providers in each of our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract and retain the best employees in a region and is important for building or maintaining the critical mass of staff needed to generate consistent performance and to support regional company infrastructure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

 RESULTS

Fourth Quarter Results

Our results for Q4 10 were strong compared to our results for Q4 09. Our EBITDA increased 3.0% to $45.3 million from $44.0 million, our net income increased 9.6% to $25.1 million from $22.9 million, and our diluted earnings per share increased 10.0% to $0.55 from $0.50 as further explained below.

The following table summarizes our key operating results for Q4 10 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

	Quarter Ended December 31		% of Net Revenue		% Increase (Decrease)*
(In millions of Canadian dollars, except %)	2010	2009	2010	2009	2010 vs. 2009

Gross revenue **	383.7	342.8	123.4%	124.7%	11.9%
Net revenue **	310.9	274.8	100.0%	100.0%	13.1%
Direct payroll costs	133.4	119.0	42.9%	43.3%	12.1%
Gross margin **	177.5	155.8	57.1%	56.7%	13.9%
Administrative and marketing expenses	132.5	112.9	42.6%	41.1%	17.4%
Depreciation of property and equipment	6.8	5.9	2.2%	2.2%	15.3%
Amortization of intangible assets	5.3	5.7	1.7%	2.1%	(7.0%)
Net interest expense	2.7	2.2	0.9%	0.8%	22.7%
Share of income from associated companies	(0.3)	(1.1)	(0.1%)	(0.5%)	(72.7%)
Foreign exchange losses	0.4	0.3	0.1%	0.1%	33.3%
Other income	(0.4)	(0.3)	(0.1%)	(0.1%)	33.3%
Income before income taxes	30.5	30.2	9.8%	11.0%	1.0%
Income taxes	5.4	7.3	1.7%	2.7%	(26.0%)
Net income for the period	25.1	22.9	8.1%	8.3%	9.6%
*	% increase (decrease) calculated based on the dollar change from the comparable period
**
The terms gross and net revenue and gross margin are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates,
Developments, and Measures section of this Management's Discussion and Analysis.

Gross Revenue (In millions of Canadian dollars)	Q4 10 vs. Q4 09

Increase in gross revenue due to:
Acquisition growth	33.2
Increase in organic growth	13.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(5.8)

Total net increase in gross revenue	40.9

As indicated in the tables above, during Q4 10, our gross revenue increased by $40.9 million, or 11.9%, to $383.7 million compared to $342.8 million for the same period in 2009. Approximately $33.2 million of this increase resulted from an increase in revenue from acquisitions completed in 2010 and 2009, and $13.5 million resulted from organic growth. These increases were partially offset by a $5.8 million foreign exchange impact due to the strengthening of the Canadian dollar in Q4 10. During Q4 10, the average exchange rate for the Canadian dollar relative to the US dollar was US$0.99 compared to US$0.95 during Q4 09.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

The following table summarizes the change in gross revenue by practice area in the fourth quarter of 2010 compared to the same period in 2009.

Practice Area Gross Revenue	Quarter Ended December 31
				Change Due	Change Due	Change Due
			Total	to	to Organic	to Foreign
(In millions of Canadian dollars)	2010	2009	Change	Acquisitions	Growth	Exchange

Buildings	87.5	72.6	14.9	16.7	(1.2)	(0.6)
Environment	150.2	144.6	5.6	8.1	0.6	(3.1)
Industrial	57.3	50.1	7.2	1.9	5.7	(0.4)
Transportation	48.0	40.8	7.2	3.1	5.2	(1.1)
Urban Land	40.7	34.7	6.0	3.4	3.2	(0.6)

Total Consulting Services	383.7	342.8	40.9	33.2	13.5	(5.8)
Comparative figures have been restated due to a realignment of our Bio/Pharmaceuticals practice from the Industrial to the Buildings practice area.

Organic growth in Q4 10 was positive in all practice areas except for Buildings, in which there was a slight reduction. This demonstrated the general economic stability and growth experienced in the quarter compared to the decline in organic growth seen in all practice areas at the same time last year due to staff reductions in response to declining backlogs; project cancellations, holds, or delays; and the general economic slowdown in Q4 09. In particular, our Industrial practice area experienced organic growth in Q4 10 due to improved commodity prices and increased activity in the mining and resource sectors leading to greater project opportunities.

Net income during Q4 10 was positively impacted by the increase in gross revenue and an increase in gross margin as a percentage of net revenue. Our gross margin percentage (a non-GAAP measure further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report) was 57.1% in Q4 10 compared to 56.7% in Q4 09. This increase quarter over quarter was mainly due to an increase in the gross margins for our Urban Land and Environment practice areas resulting from the mix of projects during the quarter and increased project efficiencies. The nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, will continue to cause fluctuations in our gross margin percentage from period to period depending on the mix of projects during any quarter.

Net income in Q4 10 was negatively impacted by an increase in our administrative and marketing expenses as a percentage of net revenue from 41.1% in Q4 09 to 42.6% in Q4 10. This increase was primarily due to an increase in administrative and marketing labor as a percentage of net revenue in Q4 10 compared to Q4 09. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition integration activities. In Q4 10, we were in the process of integrating the eight acquisitions completed during the second half of 2010. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff. Marketing and business development labor also increased due to our continued pursuit of P3 projects as well as client management activities during the quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Overall Annual Performance

Highlights for 2010
(In millions of Canadian dollars, except per share amounts)	2010	2009	$ Change	% Changee

Gross revenue	1,513.1	1,519.9	(6.8)	(0.4%)
Net revenue	1,226.0	1,242.9	(16.9)	(1.4%)
Net income	93.6	55.9	37.7	67.4%
Earnings per share – basic	2.05	1.23	0.82	66.7%
Earnings per share – diluted	2.04	1.22	0.82	67.2%
EBITDA (note 1)	186.3	182.4	3.9	2.1%
Cash flows from operating activities	114.8	100.0	14.8	n/m
Cash flows used in investing activities	(91.6)	(103.2)	11.6	n/m
Cash flows from (used in) financing activities	26.4	(84.1)	110.5	n/m
n/m = not meaningful
note 1: EBITDA is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

The following highlights our major financial achievements and strategic activities in 2010, as well as other factors that contributed to our financial performance and overall financial condition:

•
Continued profitability. The end of 2010 marked 57 years of uninterrupted profitability for our Company. Although our gross revenue remained stable compared to 2009, our net income increased year over year. This increase was mainly because of an $8.2 million decrease in our administrative and marketing expenses, a $2.2 million decrease in the amortization of intangible assets, and a $5.9 million after-tax gain on the sale of equity investments as further described in our Results section below. Our EBITDA for 2010 compared to 2009 increased 2.1% to $186.3 million from $182.4 million, our net income increased 67.4% to $93.6 from $55.9 million, and our diluted earnings per share increased 67.2% to $2.04 from $1.22.

Excluding the impact of a $5.9 million after-tax gain on the sale of equity investments in 2010, the tax impact of a reorganization of our corporate structure in 2010, and a $35.0 million non-cash goodwill impairment charge in 2009, our net income increased 4.8% to $95.3 million from $90.9 million in 2009, and our diluted earnings per share increased 5.1% to $2.08 from $1.98.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

•
Ongoing ability to adapt to challenging economic conditions. Our 2010 operating results were solid compared to our 2009 results, demonstrating our ability to adapt our business model to changing market conditions. Even with the slow recovery of the Canadian economy and the sluggishness of the US economy, we achieved organic growth in Canada and growth through acquisitions across North America and internationally. Our Urban Land practice area stabilized in 2010 following retraction in 2009. We achieved an increase in revenue in our Buildings and Transportation practice areas, offset by a decrease in revenue in our Environment and Industrial practice areas.

Despite the continuing challenges facing the North American economy, we believe that we are well positioned to maintain our business and take advantage of market opportunities in 2011 for the following reasons:

•
The diversification of our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle as well as our mixture of private and public sector projects give us the flexibility to timely adapt to changing market conditions.

•
We have a strong leadership team that emphasizes a client-centered culture, asset management, and operational effectiveness. We also continue to monitor our short-term backlog and match staff levels to the work available. Our focus on our relationships with our clients enables us to develop a true partnership that we believe leads to repeat work.

•	We have a dedicated team of employees who have shown commitment to providing quality project design and management, as well as to controlling costs and pursuing efficiency in our operations.

•	We have a strong balance sheet and continue to generate sufficient cash flows to meet our operating needs and fund future growth.

•	Growth through acquisitions. Acquisitions completed in 2009 and 2010 contributed $65.2 million to the change in our gross revenue. We completed 10 acquisitions in 2010.

•
Expansion internationally. In 2010, with the addition of Anshen + Allen and Burt Hill, we expanded our international footprint to office locations in India, the United Kingdom, and the United Arab Emirates.

•
Strong balance sheet. Our balance sheet remains solid. In 2010, our operating cash flows increased $14.8 million compared to 2009. At December 31, 2010, $123.3 million of our credit facility was available for future acquisitions, working capital needs, and general corporate purposes. In 2010, we renegotiated our credit facility from $300 million to $350 million. To gain additional financial flexibility, we filed a short-form shelf prospectus with all provincial securities regulatory authorities in Canada and a corresponding base shelf registration statement with the U.S. Securities and Exchange Commission (SEC). Pursuant to the prospectus, we may issue up to $300 million in common shares during a 25-month period effective May 6, 2010.

•
Leadership succession. As part of our continuing, strong succession plan, Mr. Ronald Triffo announced that he will be stepping down from his position as chairman of the Stantec Board of Directors at our 2010 annual general meeting on May 12, 2011. Mr. Triffo has been associated with our Company since 1977. He was appointed president in 1983, president and chief executive officer in 1988, and chairman of the board in 1998. During his time with Stantec, he has shown exemplary dedication to our Company and has continuously provided outstanding leadership.

Results Compared to 2010 Targets
In our 2009 Management’s Discussion and Analysis, we established various ranges of expected performance for 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

 The following table presents the results we achieved in 2010:

Measure	2010 Expected Range	Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	56.1% ✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	41.7% ✓
Net income as % of net revenue	At or above 6%	7.6% ✓
Effective income tax rate	Between 32.5 and 34.5%	29.9% ✓
Return on equity (note 1)	At or above 14%	16.1% ✓
Net debt to equity ratio (note 2)	At or below 0.5 to 1	0.41 ✓
note 1: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.
note 2: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt less cash and cash equivalents, all divided by shareholders’ equity as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.
✓ Met or performed better than target

In 2010, we met or performed better than all our targets.

Acquisitions

Total consideration for acquisition activity was $113.9 million in 2010 and $144.8 million in 2009. In 2010, we completed the following acquisitions:

•
On March 1, 2010, we acquired the net assets of PCGI, which added approximately 10 staff to our Company. The addition of this firm, located in Toronto, Ontario, strengthened our expertise in program and project management. PCGI specializes in project implementation strategy, planning, and controls for complex projects.

•
On April 30, 2010, we acquired the shares and business of the Winnipeg, Manitoba-based firm TetrES, which added approximately 25 staff to our Company. TetrES is an environmental management consulting firm that specializes in providing infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the energy, government, mining, food-processing, petrochemical, and tribunal support sectors. The acquisition of this firm will strengthen our environmental services in Canada.

•
On July 2, 2010, we acquired the shares and business of IEA, which added approximately 55 staff to our Company. The acquisition of IEA, headquartered in Portland, Maine, enhanced our expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start-up services for the energy market.

•
On July 23, 2010, we acquired the shares and business of WilsonMiller, which added approximately 265 staff to our Company. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private sector clients.

•
On July 30, 2010, we acquired the net assets and business of NRC, which added approximately 60 staff to our Company. The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthened our Environment practice area. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

•
On August 6, 2010, we acquired the net assets and business of CommArts, which added approximately 20 staff to our Company. The acquisition of this firm, headquartered in Boulder, Colorado, enhanced our Architecture practice. CommArts is a design firm that specializes in project visioning, branding, and associated conceptual architectural and environmental graphics.

•
On September 10, 2010, we acquired the shares and business of Anshen + Allen, which added approximately 200 staff to our Company. Anshen + Allen is an international architecture firm that specializes in the design of healthcare, academic, and research facilities through offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England.

•
On September 15, 2010, we acquired the shares and business of ECO:LOGIC, which added approximately 100 staff to our Company. The acquisition of ECO:LOGIC, headquartered in Rocklin, California, enhanced the services offered in our Environment practice area. ECO:LOGIC specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities in northern California and Nevada.

•
On October 8, 2010, we acquired the net assets and business of Street Smarts, which added approximately 60 staff to our Company. These firms, based in Duluth, Georgia, provide services to both the public and private sectors in transportation planning, traffic engineering, roadway design, surveying and geomatics, subsurface utility engineering, and land development. The acquisition of Street Smarts will provide greater depth to the Transportation practice in the southeastern United States and build on our presence in Atlanta, Georgia.

•
On December 3, 2010, we acquired the shares and business of Burt Hill, which added approximately 600 staff to our Company. This international architecture and engineering firm, headquartered in Butler, Pennsylvania, specializes in higher education and healthcare design. The acquisition of Burt Hill will enhance our presence in the United States and expand our geographic footprint to the United Arab Emirates and India.

During the year, we successfully completed the migration of these acquisitions to our financial enterprise systems except for Anshen + Allen and Burt Hill, which we expect to migrate in 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Selected Annual Information

We have demonstrated strong, sustainable financial growth in the last three years as highlighted in the trending of the annual information below:

(In millions of Canadian dollars, except per share and share amounts)	2010	2009	2008

Gross revenue	1,513.1	1,519.9	1,352.0
Net income (note 1)	93.6	55.9	29.0
Earnings per share – basic (note 1)	2.05	1.23	0.64
Earnings per share – diluted (note 1)	2.04	1.22	0.63
Cash dividends declared per common share	Nil	Nil	Nil

Total assets	1,323.5	1,123.5	1,144.9
Total long-term debt	316.6	234.2	249.2
Outstanding common shares – as at December 31	45,768,320	45,716,820	45,448,123
Outstanding common shares – as at February 24, 2011	45,783,652
Outstanding share options – as at December 31	1,480,831	1,752,298	2,061,828
Outstanding share options – as at February 24, 2011	1,868,833
note 1: Net income, basic earnings per share, and diluted earnings per share would have been $90.9 million, $2.00, and $1.98, respectively, without the $35 million goodwill impairment charge in 2009, and $82.0 million, $1.80, and $1.78, respectively, without the $53 million goodwill impairment charge in 2008.

The 10 acquisitions completed in 2010, the two completed in 2009, and the five completed in 2008 contributed to our year-over-year growth in gross revenue, net income, and basic and diluted earnings per share.

Balance Sheet. Our total assets increased by $200.0 million from 2009 to 2010. This increase was primarily due to a $48.0 million increase in cash and cash equivalents, a $44.6 million increase in accounts receivable and in costs and estimated earnings in excess of billings, an $11.9 million increase in other assets, a $5.7 million increase in property and equipment, an $82.6 million increase in goodwill, and a $9.2 million increase in intangible assets primarily as a result of growth from acquisitions. Cash and cash equivalents increased because cash was being held at December 31, 2010, for the payment of notes from acquisitions that were payable in early January 2011. Other assets increased by $11.9 million mainly because of an increase in investments held for self-insured liabilities and investments acquired through acquisitions, partially offset by the sale of equity investments during the year. The carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets was negatively impacted by the strengthening of the Canadian dollar from US$0.95 at December 31, 2009, to US$1.01 at December 31, 2010.

Our total assets decreased by $21.3 million from 2008 to 2009. This decrease was primarily due to a decrease of $89.3 million in cash and cash equivalents and of $7.4 million in restricted cash. On December 31, 2008, cash and cash equivalents included cash advanced from our credit facility and held for the closing of the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) acquisition. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. These decreases in cash were partially offset by a $17.2 million increase in accounts receivable and in costs and estimated earnings in excess of billings, a $22.0 million increase in goodwill, an $11.5 million increase in intangible assets, and a $13.0 million increase in other assets. Our goodwill, accounts receivable, costs and estimated earnings in excess of billings, intangible assets, and investments in associated companies increased primarily as a result of growth from acquisitions during 2009, offset by a $35.0 million goodwill impairment charge recorded in the third quarter. Other assets increased mainly because of an increase in investments held for self-insured liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Our total liabilities increased by $122.0 million from 2009 to 2010 primarily due to an $85.6 million increase in our revolving credit facility from $134.6 million to $220.2 million at December 31, 2010. In addition, our accounts payable and accrued liabilities increased by $24.9 million from 2009 to 2010 primarily due to higher payroll costs from an increase in staff numbers and to accounts payable and accrued liabilities assumed from acquired companies. Our billings in excess of costs and estimated earnings increased by $6.1 million, our other liabilities increased by $3.8 million, and our income taxes payable increased by $3.4 million mainly due to tax liabilities assumed from acquired companies. These increases were offset by a $5.4 million decrease in other notes payable primarily because of the notes payable from acquisitions paid during the year. Our total liabilities also decreased due to the strengthening of the Canadian dollar from December 31, 2009, as explained above.

Our total liabilities decreased by $29.9 million from 2008 to 2009 primarily due to a $57.9 million decrease in our revolving credit facility from $192.5 million to $134.6 million. Our accounts payable and accrued liabilities decreased by $22.2 million from 2008 to 2009 primarily due to the timing of payroll at year-end. In addition, our taxes payable decreased by $9.9 million due to greater tax installments made in 2009 compared to 2008. These decreases were offset by a $35.9 million increase in other notes payable primarily due to the notes payable issued for the Jacques Whitford acquisition.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

	Percentage of Net Revenue			Percentage Increase (decrease)*
	2010	2009	2008	2010 vs. 2009	2009 vs. 2008

Gross revenue	123.4%	122.3%	119.6%	(0.4%)	12.4%
Net revenue	100.0%	100.0%	100.0%	(1.4%)	10.0%
Direct payroll costs	43.9%	43.7%	44.3%	(1.1%)	8.5%
Gross margin	56.1%	56.3%	55.7%	(1.6%)	11.1%
Administrative and marketing expenses	41.7%	41.8%	41.3%	(1.6%)	11.3%
Depreciation of property and equipment	2.0%	2.0%	1.9%	(0.4%)	12.4%
Amortization of intangible assets	1.4%	1.6%	1.2%	(11.1%)	38.5%
Impairment of goodwill and intangible assets	0.2%	2.8%	5.2%	(94.9%)	n/m
Net interest expense	0.7%	0.9%	0.7%	(21.1%)	52.0%
Share of income from associated companies	(0.2%)	(0.3%)	0.0%	(40.5%)	n/m
Gain on sale of equity investments	(0.6%)	0.0%	0.0%	100.0%	0.0%
Foreign exchange (gains) losses	0.1%	0.2%	(0.2%)	(39.1%)	n/m
Other income	(0.1%)	(0.1%)	(0.1%)	12.5%	(33.3%)
Income before income taxes	10.9%	7.4%	5.7%	45.6%	7.8%
Income taxes	3.3%	2.9%	3.1%	11.5%	0.8%
Net income	7.6%	4.5%	2.6%	67.4%	10.9%
* % increase (decrease) calculated based on the dollar change from the comparable period
n/m = not meaningful

Our gross revenue decreased 0.4% and our net revenue decreased 1.4% in 2010 compared to 2009. These declines were mainly due to the impact of foreign exchange and a decrease in organic growth in our Environment

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

and Industrial practice areas as further explained in the Gross and Net Revenue section below. Excluding the impact of a $5.9 million after-tax gain on the sale of equity investments in 2010, the tax impact of the reorganization of our corporate structure in 2010, and the impact of a $35.0 million goodwill impairment charge in 2009, our net income for 2010 increased by 4.8%. In 2010, our net income was positively impacted by decreases in administrative and marketing expenses, the amortization of intangible assets, and net interest expense as a percentage of net revenue as further explained below.

Gross and Net Revenue
The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue for 2010 compared to 2009 and for 2009 compared to 2008. For definitions of gross and net revenue, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this discussion and analysis. Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions and thereafter as organic growth.

All our practice areas generate a portion of their gross revenue in the United States. The average exchange rate for the Canadian dollar relative to the US dollar increased by approximately 10.2% from 2009 to 2010 (US$0.88 to US$0.97) and decreased by approximately 6.4% from 2008 to 2009 (US$0.94 to US$0.88). The strengthening of the average rate for the Canadian dollar against the US dollar in 2010 compared to 2009 had a negative impact on the change in gross revenue by practice area year over year. Conversely, the weakening of the average rate for the Canadian dollar against the US dollar in 2009 compared to 2008 had a positive impact on the change in gross revenue by practice area year over year.

Gross Revenue
(In millions of Canadian dollars)	2010 vs. 2009	2009 vs. 2008

Increase (decrease) due to:
Acquisition growth	65.2	275.7
Organic growth	(9.3)	(154.5)
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(62.7)	46.7

Total net increase (decrease) in gross revenue	(6.8)	167.9

Net Revenue
(In millions of Canadian dollars)	2010 vs. 2009	2009 vs. 2008

Increase (decrease) due to:
Acquisition growth	53.4	203.7
Organic growth	(19.8)	(131.0)
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(50.5)	40.1

Total net increase (decrease) in net revenue	(16.9)	112.8

The net decrease in gross revenue was $6.8 million for 2010 over 2009 due to a $62.7 million foreign exchange impact and a $9.3 million decline in organic growth, offset by a $65.2 million increase in acquisition growth. The increase in acquisition gross and net revenue in 2010 compared to 2009 was due to the revenue earned in 2010 attributed to the Granary Associates, Inc. acquisition completed in Q4 09; the PCGI acquisition completed in Q1 10; the TetrES acquisition completed in Q2 10; the IEA, WilsonMiller, NRC, CommArts, Anshen + Allen, and ECO:LOGIC acquisitions completed in Q3 10; and the Street Smarts and Burt Hill acquisitions completed in Q4

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

10. The decline in organic growth in 2010 compared to 2009 was experienced in our Environment and Industrial practice areas.

Gross revenue earned in Canada during 2010 increased to $887.1 million from $861.9 million in 2009 and $649.5 million in 2008. Gross revenue generated in the United States in 2010 decreased to $596.6 million compared to $631.1 million in 2009 and $677.5 million in 2008. Gross revenue earned outside Canada and the United States in 2010 was $29.4 million compared to $26.9 million in 2009 and $25.0 million in 2008. Revenues in both our US- and Canadian-based operations were positively impacted by the acquisitions completed in 2010 and 2009.

The following table summarizes our gross revenue by practice area for 2010, 2009, and 2008:

Practice Area		% of			% of			% of
Gross Revenue		Consulting			Consulting			Consulting
		Services	% Change		Services	% Change		Services
(In millions of Canadian		Gross	2010 vs.		Gross	2009 vs.		Gross
dollars, except %)	2010	Revenue	2009	2009	Revenue	2008	2008	Revenue

Buildings	333.2	22.0%	10.9%	300.5	19.7%	(1.8%)	305.9	22.6%
Environment	601.9	39.8%	(6.3%)	642.4	42.3%	64.7%	390.0	28.9%
Industrial	221.1	14.6%	(2.3%)	226.2	14.9%	3.9%	217.8	16.1%
Transportation	189.3	12.5%	4.0%	182.0	12.0%	5.6%	172.3	12.7%
Urban Land	167.6	11.1%	(0.7%)	168.8	11.1%	(36.5%)	266.0	19.7%

Total Consulting Services	1,513.1	100.0%	(0.4%)	1,519.9	100.0%	12.4%	1,352.0	100.0%
Note: Comparative figures have been restated due to a realignment of our Bio/Pharmaceuticals practice from the Industrial to the Buildings practice area.

As indicated above, our gross revenue was impacted by acquisitions, net organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Practice Area Gross Revenue		2010 Compared to 2009
		Change Due	Change Due	Change Due
		to	to Organic	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	32.7	33.5	6.2	(7.0)
Environment	(40.5)	11.7	(22.1)	(30.1)
Industrial	(5.1)	9.2	(8.8)	(5.5)
Transportation	7.3	4.4	14.3	(11.4)
Urban Land	(1.2)	6.4	1.1	(8.7)

Total	(6.8)	65.2	(9.3)	(62.7)

		2009 Compared to 2008
		Change Due	Change Due	Change Due
		to	to Organic	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	(5.4)	5.0	(17.2)	6.8
Environment	252.4	241.2	(4.9)	16.1
Industrial	8.4	25.3	(19.6)	2.7
Transportation	9.7	0.0	1.2	8.5
Urban Land	(97.2)	4.2	(114.0)	12.6

Total	167.9	275.7	(154.5)	46.7
Note: Comparative figures have been restated due to a realignment of our Bio/Pharmaceuticals practice from the Industrial to the Buildings practice area.

The following summarizes the acquisitions completed in 2010 and 2009 that affected the acquisition growth of each of our practice areas during the year:

●	Buildings: Granary Associates, Inc. (October 2009); Communication Arts, Inc. (August 2010); Anshen & Allen Architecture, Inc. (September 2010); and Burt Hill, Inc. (December 2010)
●	Environment: TetrES Consultants Inc. (April 2010); WilsonMiller, Inc. (July 2010); Natural Resources Consulting, Inc. (July 2010); and ECO:LOGIC Engineering (September 2010)

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

●	Industrial: Project Control Group Inc. (March 2010) and IEA Holdings, Inc. (July 2010)
●	Transportation: WilsonMiller, Inc. (July 2010) and Street Smarts, Inc. and Data Smarts, LLC (October 2010)
●	Urban Land: WilsonMiller, Inc. (July 2010)

2010 versus 2009
Buildings. Gross revenue for our Buildings practice area increased by 10.9% from 2009 to 2010. Of the $32.7 million increase in gross revenue in 2010, $33.5 million was due to acquisitions, and $6.2 was due to organic growth, offset by a $7.0 million foreign exchange impact. During the year, the Buildings practice area continued to actively pursue and secure opportunities in the public-private partnership (P3) Canadian market. For example, we were part of the Carillion Secure Solutions team chosen to develop the new Forensic Services and Coroner’s Complex in Toronto, Ontario. Our responsibilities include full integrated design services—architecture, interior design, electrical and structural engineering, and sustainable design consulting. This is the second P3 project we have secured with the Carillion consortium, following the Centre for Addiction and Mental Health project award in November 2009. Despite some softening of the British Columbia market and the slow recovery of the US economy, we continued to secure projects in our principal focus areas of healthcare and educational facility planning and design. For example, we were awarded a project to provide architecture, interior design, and laboratory planning for a new combined ambulatory and research center at Rady Children’s Hospital in San Diego, California. The acquisition of Anshen + Allen further strengthened our expertise in the design of healthcare, academic, and research buildings and was instrumental in securing a project to serve as the prime architect for Phase 1 of the University of British Columbia Centre for Brain Health in Vancouver, British Columbia. Our expanded geographic presence also enabled us to win international projects. For example, in the fourth quarter, we secured a project to design the Hamad Medical City Women’s Hospital in Doha, Qatar. Our depth of services and breadth of coverage were also instrumental in helping us secure a five-year multiple award task order contract to provide full architecture and buildings engineering services for various projects, including design-build projects, for the Los Angeles District of the U.S. Army Corps of Engineers. The addition of CommArts during the year strengthened our branding, commercial, and airport expertise. This expertise helped us secure a commission to prepare a thematic master plan for the Toronto Pearson International Airport in Toronto, Ontario, a project that is intended to create a stronger sense of identity for the airport and to position it as a global hub. We also secured projects with Canadian banks, which added a new area of expertise to our service offerings. For example, we obtained a project with the Royal Bank of Canada to perform building condition assessments at 414 bank-owned branches located across Canada. The acquisition of Burt Hill in the fourth quarter of 2010 will allow us to apply our higher education and healthcare design services on an international platform.

We believe that the outlook for our Buildings practice area is stable for 2011. Acquisitions in this practice area were a highlight in 2010, and we expect that our expanded geographical footprint will allow us to further strengthen and leverage our expertise in healthcare and education in the United States and internationally in 2011, although the expected growth from these acquisitions may be tempered by softened economic conditions in British Columbia, California, and the United Kingdom. In Canada, we expect to continue securing P3 opportunities in 2011 due to our presence and relationships in P3 markets and to the top-tier positioning of our Architecture and Buildings Engineering practices. In addition, we expect to use our design and buildings engineering expertise to increase the scope and size of our work in the United States and internationally.

Environment. Gross revenue for our Environment practice area decreased by 6.3% from 2009 to 2010. Of the $40.5 million decrease, $30.1 million was due to the impact of foreign exchange, and $22.1 million was due to a decline in organic growth, offset by $11.7 million due to acquisitions. The decline in organic growth year over year was mainly due to a time lag between the completion of several large projects and the commencement of alternate projects in 2010 compared to the very strong results experienced in 2009. Although we saw the start-up of some new projects in the latter half of 2010, it was slower and more cautious than anticipated. On a sequential basis, revenue trended upward near the end of 2010 assisted by the start-up of new projects and the addition of NRC, ECO:LOGIC, and WilsonMiller, which expanded our geographic footprint and strengthened our service offerings. As our geographic presence and competitive profile increased, we were able to pursue and win larger,

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

multiyear, and higher-profile projects. For example, we were awarded a significant multiyear contract with the U.S. Army Corps of Engineers, New Orleans District. As part of a four-firm joint venture, we will provide geotechnical drilling, sampling, and design services in support of continuing efforts to rebuild 350 miles (563 kilometres) of levees and floodwalls affected by Hurricane Katrina. During the year, we provided safety management and oversight, waste disposal coordination, and biological services related to the cleanup and containment of the oil spill in the Gulf of Mexico. We also continued to raise our profile and secure larger projects in the water and wastewater markets. For example, in the fourth quarter of 2010, we obtained a contract to complete the preliminary and detailed design and construction and postconstruction services for Phase 2 of Aquatera’s wastewater treatment plant in Grande Prairie, Alberta. Our work involves various practice areas and includes project management and environmental, geotechnical, process mechanical, civil, structural, and mechanical engineering. In 2010, we also continued to pursue and win regulatory and permitting projects in support of energy sector clients, increasingly in the unconventional gas (shale gas) area. For example, we obtained a contract to provide regulatory support services for the Marcellus Lateral Project, which involves the design and construction of a 240-mile (390-kilometre) natural gas liquids pipeline from West Virginia to northern Ohio. Our project scope includes environmental permitting, community outreach, endangered species evaluation, wetlands delineation/mitigation, cultural resources evaluation, surveying, and engineering evaluation. As well, during the year, we secured a contract to provide environmental assessment support for Nalcor Energy’s lower Churchill project in Newfoundland and Labrador.

We believe that the outlook for our Environment practice area is stable to moderate organic growth in 2011, with stronger growth possible in the second half of the year. The practice area’s expanded geographic presence over the past several years places us in a top 10 category among world environmental service providers, and we expect that our size, presence, and reputation in the environmental market will continue to increase our share of larger, long-term projects with national and international scope in 2011. During 2010, continued financial pressure on North American cities resulted in a sluggish development market and depressed demand for water-related services. Although the water sector may not experience a significant recovery until 2012 or beyond, we believe that we are well positioned to secure opportunities resulting from a more stringent regulatory environment. Regulatory requirements, which largely drive environmental spending by our energy sector clients, are expected to increase as a result of several high-profile industrial spills that occurred in the last year. These high-visibility events may also shift our clients’ focus from solely complying with regulations to more proactively managing the integrity of their assets, for which we are well positioned to provide services. As well, growth in the energy sector may be affected by US tax policy, the resumption of offshore work, and the price of oil in 2011.

Industrial. Gross revenue for our Industrial practice area declined by 2.3% from 2009 to 2010. Of the $5.1 million decrease, $8.8 million was due to a decrease in organic growth, and $5.5 million was due to the impact of foreign exchange, offset by $9.2 million due to acquisitions. The decline in organic growth in 2010 was mainly due to the general economic slowdown in 2009, resulting in lower backlog and decreased project opportunities in 2010. In addition, our Industrial practice experienced strong first two quarters in 2009 prior to the onset of the economic downturn. In response to these market conditions, the practice area reduced staff levels throughout 2009 and in the first two quarters of 2010, leading to organic retraction. Despite the decline in revenue year over year, the trend in the last two quarters of 2010 was positive, based on increased utilization, backlog, and staff levels. This improvement was partly due to increased activity in the mining and resource sectors. During the year, we obtained several projects related to the mining of potash and commodities. For example, we were awarded a $44.0 million project to provide design and related services for developing the shaft and hoisting systems for BHP Billiton's Jansen potash mine project in Saskatchewan. We were also selected to provide design and related services for developing shafts for the Oyu Tolgoi copper/gold mine project in Mongolia. Pricing for commodity minerals and oil continued to improve throughout 2010, which led to additional projects. For example, we were chosen to prepare the detailed design for a heavy crude storage expansion at Enbridge’s terminal site near Edmonton, Alberta. Our Power practice also continued to strengthen its reputation in the renewable energy market. In addition to significant wind projects, we secured a project to provide engineering services for a “power from biomass” project in Berlin, New Hampshire, which, once complete, will be one of the largest and most

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

environmentally sound “biomass to energy” facilities in the United States. As well, we were awarded the project management and integration services for the Power Shift Atlantic project in Atlantic Canada. This study will recommend how best to apply innovative smart grid technology. We were also successful in securing a project to design the largest landfill gas to energy facility in the continental United States. The addition of IEA further expanded our opportunities in the energy sector, specifically those relating to natural gas combustion and other forms of thermal energy. We also continue to provide program and project management services for major projects in collaboration with other practice areas. For example, we are providing project planning, control, and advisory services and implementing scope definition and risk management processes for Canada Post Corporation’s Postal Transformation Program, which aims to modernize Canada Post operations across Canada.

We believe that the outlook for our Industrial practice area is moderate organic growth in 2011. After improving throughout the last year, commodity prices are expected to moderate, while activity in the mining and resource sectors is expected to be strong. Because of our capabilities in renewable energy and smart grid technology, we will continue to monitor any market opportunities in sustainable energy development. We believe that our Industrial practice area has sufficient breadth and diversity and the recognized expertise to take advantage of opportunities that arise in the marketplace and is well positioned to meet its objectives in 2011.

Transportation. Gross revenue for our Transportation practice area increased by 4.0% from 2009 to 2010. This practice area increased its revenue from organic growth by $14.3 million and from acquisition growth by $4.4 million in 2010 compared to 2009, but this increase was offset by an $11.4 million foreign exchange impact. The increase in gross revenue was assisted by our continued success in obtaining significant P3 projects in 2010. For example, we were contracted to lead the engineering team on the design of British Columbia’s 34-kilometre (21-mile) South Fraser Perimeter Road, including interchanges, intersections, and side roads. Several of our service areas are working on this P3 project. We were also part of a team that was awarded the Stoney Trail Southeast project in Calgary, Alberta. Our services include the design of the roadworks and structures for the Highway 22X portion of the project. Based on our transportation expertise and strong client relationships, we also secured major projects with repeat clients during the year. For example, we were awarded a project to colead an eight-firm team that will design a 3.2-mile (5-kilometre) extension of the METRO Light Rail system through downtown Mesa, Arizona, for Valley Metro Rail, a client we have worked with since it first developed its light rail system. We were also chosen by Metrolinx (formerly the Greater Toronto Transportation Authority) to provide engineering and program support services for the implementation of five rapid transit projects in the city of Toronto and York Region in Ontario. The practice area also continued to work on a number of projects with long-term clients such as the New York State Department of Transportation, the Ontario Ministry of Transportation, and Alberta Transportation. In addition, we secured a significant project with a newer client—the South Carolina Department of Transportation. This project entails traffic simulation modeling and toll revenue forecasting for a corridor feasibility study along Interstate 526 in Charleston, South Carolina. The Transportation practice area continued to work on a stable stream of projects in Canada and the United States, including roadway rehabilitation and ongoing bridge inspection projects, as well as a wide range of new and upgrade projects in the rail and transit sectors across North America. The addition of Street Smarts and WilsonMiller will provide greater depth to the practice area in the southeastern United States and build on our current presence in Atlanta, Georgia, and the Gulf Coast of Florida.

We believe that the outlook for our Transportation practice area is stable to moderate growth in 2011. P3 projects continue to provide a potential stream of work in Canada, where our size and geographic presence are well suited for these larger assignments. We also expect our rail and transit groups to maintain their current activity levels in 2011. However, decreasing tax revenues, efforts to reduce state and provincial deficits, and continued uncertainty in the United States about long-term funding may cause delays in some planned transportation projects.

Urban Land. Gross revenue for our Urban Land practice area declined by 0.7% from 2009 to 2010. Of the $1.2 million decrease in gross revenue in 2010, $8.7 million was due to the impact of foreign exchange, offset by $6.4 million due to acquisition growth and $1.1 million in revenue from organic growth. This practice area experienced

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

significant retraction in revenue throughout 2009; however, its revenue stabilized in 2010. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions accounted for approximately 70% of our urban land business in 2010. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada. During 2010, single-family housing starts in the United States increased marginally compared to 2009. whereas single-family housing starts in Canada returned to close to historic average levels. During the year, the Urban Land practice area took advantage of renewed opportunities in the Canadian residential market. For example, preliminary work continued on a new 130-hectare (320-acre) residential development in Red Deer, Alberta, for which we are providing planning, engineering, landscape architecture, geomatics, and construction management services. In Ontario, we were awarded the final engineering design work for a 900-unit development for Mattamy Homes in Markham. In 2010, although the recovery of the residential sector in the United States was slower than forecasted, we secured preliminary work on significant projects such as Walton’s 1,600-acre (647-hectare) residential community in Arcade, Georgia, which features a wide range of housing types and a town center located around a lake. Given the ongoing weaker housing market in the United States, we continued to pursue non-residential work to supplement our residential project backlog. For example, we designed artificial turf fields at the historic Florida Citrus Bowl in Orlando, Florida. The practice area also continued to provide light detection and ranging (LIDAR) scanning—an optical remote sensing technology—for projects in the United States. During the year, we were contracted to complete the LIDAR scanning of Tappan Zee Bridge in New York, New York. We also secured a project to perform topographic and boundary surveys of three railroad substations in the Borough of Queens, New York. As well, in the fourth quarter we were chosen by the North Carolina Department of Transportation to provide route location surveys for the design of new roadways and road improvements throughout North Carolina using conventional and global positioning system surveying, subsurface utility engineering, and LIDAR scanning technology. The addition of WilsonMiller during the year established a significant presence for our Transportation practice in Florida.

Due to generally anticipated stability in the Canadian and US residential sectors, we believe that the outlook for our Urban Land practice area in 2011 is stable. In 2011, we expect to continue diversifying our client base, building and leveraging our reputation with the public sector, and focusing on relationships with larger clients who require more complex services as well as our multidisciplinary team approach.

2009 versus 2008
Buildings. Gross revenue for our Buildings practice area declined by 1.8% from 2008 to 2009. Of the $5.4 million decrease in gross revenue in 2009, $17.2 million was due to a decline in revenue from organic growth, offset by a $5.0 million increase in revenue due to acquisitions and a $6.8 million foreign exchange impact. The decline in revenue from organic growth resulted from a decrease in the use of subconsultants and other direct costs compared to 2008 due to the nature of projects worked on during 2009. Despite the challenging economic climate, the practice area remained relatively stable in 2009 because of its geographic and sector diversification. We continued to secure significant projects in our principle focus areas of healthcare and education and to seek opportunities in the P3 market. For example, during 2009, we were selected by a P3 client as the preferred proponent for a redevelopment project at the Centre for Addiction and Mental Health in Toronto, Ontario. Our responsibilities included full integrated design services—architecture; mechanical, electrical, structural, and civil engineering; sustainable design consulting; and transportation engineering. We were also chosen to serve as a technical advisor for the redevelopment of the King Edward VII Memorial Hospital in Hamilton, Bermuda. The redevelopment plans include a patient tower, ambulatory care center, and new central utility plant. The design, construction, financing, and maintenance of the facility will be delivered through a P3 client. Another notable healthcare project was the design of a new veterans’ outpatient mental health and research facility at the Puget Sound Medical Center in Seattle, Washington, for the U.S. Department of Veterans Affairs. We were also contracted by the University of the Fraser Valley to provide integrated services in architecture, landscape architecture, interior design, and structural, mechanical, electrical, and civil engineering for the first phase of the relocation of its Chilliwack campus to a 35-hectare (86-acre) site. During 2009, the Buildings practice area continued to develop its expertise in the commercial interior and retail sector and is well positioned to take on any

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

potential increased activity in this sector. For example, the practice area provided architecture and engineering-related services on a variety of Alberta Treasury Branch corporate administration space renovations and branch expansions.

Environment. Gross revenue for our Environment practice area grew by 64.7% from 2008 to 2009. Of the $252.4 million increase in gross revenue in 2009, $241.2 million was due to acquisitions, and $16.1 million was due to the impact of foreign exchange, offset by a $4.9 million decline in revenue from organic growth. The practice area performed well during 2009, which was a challenging year. Our expanded geographic reach in 2009 placed us in a top 10 category among world environmental service providers. With the addition of Jacques Whitford, we increased our footprint and competitive profile, which enabled us to pursue and win larger, multiyear, and higher-profile projects. For example, we were awarded several multiyear indefinite delivery/indefinite quantity contracts with the U.S. Army Corps of Engineers to conduct multidiscipline engineering inspections of levees as part of its Levee Safety Program. Because our environmental expertise is often required at the front end of energy-related projects that operate on a long-term planning cycle, much of our Environment practice area’s work for energy sector clients is not directly affected by short-term fluctuations in oil and gas prices. During 2009, we secured work from a joint venture between TransCanada Pipelines and Exxon Mobil Corporation to provide environmental management and regulatory support services for the Alaska Pipeline Project. We were also awarded a global, multiyear, preferred supplier contract to provide environmental assessment and remediation services to Chevron at sites throughout North America, South America, the Asia Pacific region, the Middle East, and Russia. Our environmental management and remediation business, particularly with wind power clients, improved at the end of 2009 as clients began to access more readily available project funding. We also continued to win larger projects in the water and wastewater markets. For example, during 2009, the Massachusetts Water Resources Authority, one of the largest water and wastewater utilities in the United States, chose us to design the rehabilitation of the West Roxbury Tunnel in Boston, Massachusetts. We examined the conditions of the tunnel and explored the viability of several rehabilitation and realignment options. We were also chosen to assist several large US power producers in evaluating their coal by-product disposal processes and facilities and were commissioned by the Tennessee Valley Authority to perform facility assessments of the industrial treatment ponds at its 11 fossil power plants in Tennessee, Kentucky, and Alabama.

Industrial. Gross revenue for our Industrial practice area grew by 3.9% from 2008 to 2009. Of the $8.4 million increase in gross revenue in 2009, $25.3 million was due to acquisitions, and $2.7 million was due to the impact of foreign exchange, offset by a $19.6 million decline in revenue from organic growth. The economic slowdown, as well as the cancellation or placement on hold of some projects, impacted the practice area’s backlog. In response to these market conditions, it reduced its staff levels in 2009. Despite this exposure to difficult market conditions in 2009, the Industrial practice area performed well. For example, although there was a severe decline in the mining industry during the year, we continued to secure work on significant mining projects. We obtained a project with Vale Inco to perform mining studies and provide related engineering services on a number of underground mining projects, including the Totten and Kelly Lake projects in Ontario and the Voisey’s Bay project in Labrador. During 2009, we also positioned ourselves to pursue projects in the potash industry and in the mining of non-commodities such as gold and diamonds to counteract reduced opportunities resulting from lower oil and mineral prices. As a result, we were selected to provide specialty services for a number of Potash Corporation of Saskatchewan underground projects and operations, including the Allan, Rocanville, and Lanigan mines in Saskatchewan and the Picadilly mine in New Brunswick. We also continued to provide services for the development of facilities and infrastructure in support of major projects in western Canada as well as program and project management services. For example, we were selected to provide program management and technical support services for the multibillion-dollar Capital Regional District—Core Area Wastewater Treatment Program in Victoria, British Columbia. In addition, the practice area continued to strengthen its reputation in the areas of clean coal and carbon capture, power transmission and distribution, and renewable energy, such as wind power. During 2009, we secured a project to provide civil, structural, and electrical engineering services for the development of a new 115-megawatt wind farm in southern Alberta.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Transportation. Gross revenue for our Transportation practice area grew by 5.6% from 2008 to 2009. Of the $9.7 million increase in gross revenue in 2009, $1.2 million was due to organic growth, and $8.5 million was due to the impact of foreign exchange. During 2009, the Transportation practice area demonstrated its ability to expand its expertise and capabilities by securing projects in rail, transit, and intelligent transportation systems design. For example, the Los Angeles County Metropolitan Transportation Authority (Metro) selected our Transportation group to provide construction management support services for its major capital projects. This contract, which has the potential to extend for seven years, includes the Metro Orange Line Extension project and a high-occupancy vehicle network expansion project in central Los Angeles, California. At the signing of the contract, it was the largest project that our Transportation practice area had secured in California to date. In addition, our geographic expansion to Southern California enabled us to be part of a team selected to provide on-call project management, construction management, and staff assistance services to the Southern California Regional Rail Authority in Los Angeles in support of a wide variety of new capital construction and rehabilitation projects for its Metrolink commuter rail system. We were also awarded a contract with the U.S. Department of Transportation Federal Transit Administration to provide project management oversight services. This five-year agreement involved overseeing and reviewing work completed by transportation and transit agencies across the United States and demonstrated our growing presence and increased profile in the US transit market. During 2009, the Transportation practice area also continued to work on a stable stream of projects in Canada. For example, we provided preliminary and detailed design services for the development of the Cumberland Transitway in Ottawa, Ontario. This project included drainage design, stormwater management, underground services, and illumination design for an extension to North America’s most comprehensive bus rapid transit system. We also obtained a contract to complete the detailed design, contract administration, and inspection of various local roadways in the Elmira, Ontario, area.

Urban Land. Gross revenue for the Urban Land practice area declined by 36.5% from 2008 to 2009. Of the $97.2 million decrease in gross revenue in 2009, $114.0 million was due to a decline in revenue from organic growth, offset by a $12.6 million foreign exchange impact and a $4.2 million increase in revenue due to acquisitions. During the year, revenue for the Urban Land practice area was primarily impacted by a decline in housing starts in the United States and Canada compared to 2008 and to a lesser extent by a decline in commercial rollout programs. In the United States, single-family housing starts reached their lowest levels during the first quarter of 2009 and showed signs of recovery at the end of the year, while in Canada, single-family housing starts bottomed out in the second quarter of 2009 and improved in the second half of the year. In response to these market conditions in 2009, our Urban Land group continued to decrease and match its staff levels to the work available. As well, it continued to share work between Canadian and US groups, to pursue non-residential projects, and to work on projects being undertaken by other practice areas to counteract the reduced opportunities resulting from low housing starts. For example, we secured a project to provide consulting services for the development of a new college athletic field complex at the University of Guelph in Guelph, Ontario. This project demonstrated the strength of our multidisciplinary team approach by combining the global expertise of our Sport group in Boston, Massachusetts, with the local strength of the Landscape Architecture group in Kitchener, Ontario. The practice area also secured several public sector projects during 2009. For example, we were awarded a five-year contract with up to $30.0 million in fees from the US federal government to provide three-dimensional laser scanning services to the U.S. General Services Administration, the government body that oversees the construction and management of federal buildings throughout the United States. We were also awarded a project to complete an aesthetic design study for a 26-kilometre (16-mile) section of Highway 416 for the Ontario Ministry of Transportation in Ottawa, Ontario. This project involved the expertise of various service groups from Canada and the United States.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section below. Gross margin decreased to 56.1% in 2010 from 56.3% in 2009 and increased to 56.3% in 2009 from 55.7% in 2008. Our gross margin for 2010 was within the anticipated range of 54.5 to 56.5% set out in our 2009 Financial Review. The decrease in our gross margin percentage from

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

2009 to 2010 was due to a decrease in the gross margins for the Buildings and Industrial practice areas, partially offset by an increase in the gross margins for the Environment, Transportation, and Urban Land practice areas as further explained below.

The increase in our gross margin percentage from 2008 to 2009 was mainly due to an increase in the Environment practice area gross margin due to improved project execution and the nature of the projects assumed from Jacques Whitford, including more up-front planning and environmental assessment work. Because of its growth in 2009, this practice area was also able to secure larger projects, which, due to their nature, present greater opportunities to produce higher margins. Our gross margin percentages in our Buildings, Industrial, Transportation, and Urban Land practice areas in 2009 were similar to those in 2008.

The following table summarizes our gross margin percentages by practice area for 2010, 2009, and 2008:

Practice Area Gross Margin	2010	2009	2008

Buildings	56.0%	57.2%	57.4%
Environment	58.2%	57.7%	55.9%
Industrial	51.1%	52.6%	52.2%
Transportation	54.3%	53.7%	53.5%
Urban Land	58.3%	57.2%	57.6%
Note: Comparative figures have been restated due to a realignment of our Bio/Pharmaceuticals practice from the Industrial to the Buildings practice area.

In general, fluctuations in the gross margin reported from year to year depend on the mix of projects in progress during any year and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In the Buildings practice area, in addition to project mix, the decrease in gross margin was a reflection of increased competition, the continued softening of the British Columbia market, and increased activity relating to the pursuit of P3 opportunities. During the pursuit phase, we perform work for a reduced fee, which we make up if we are successful in securing the project. In the Industrial practice area, the decrease in gross margin was due to the mix of projects and competitive pressures on fees.

Administrative and Marketing Expenses
Our administrative and marketing expenses decreased by $8.2 million from 2009 to 2010. As a percentage of net revenue, our administrative and marketing expenses were 41.7% in 2010 compared to 41.8% in 2009, falling within the low end of our expected range of 41 to 43%. Administrative and marketing expenses may fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by business development and acquisition integration activities. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff. Our administrative and marketing expenses as a percentage of net revenue were lower in 2010 compared to 2009 despite the integration activities resulting from the 10 acquisitions completed during the year, demonstrating our focus on managing our costs and operating efficiently. In 2010, we also incurred fewer one-time costs such as severance payments and other costs associated with the downsizing of our operations compared to 2009. The decrease in administrative labor as a percentage of net revenue in 2010 was partially offset by an increase in marketing and business development labor as a percentage of net revenue due to the pursuit of P3 projects as well as enhanced client management activities during the year.

Our administrative and marketing expenses increased by $52.9 million from 2008 to 2009. As a percentage of net revenue, our administrative and marketing expenses were 41.8% in 2009 compared to 41.3% in 2008, falling

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

within our expected range of 41 to 43.5%. In 2009, we incurred one-time costs such as severance payments and other costs associated with the downsizing of our operations. Without these one-time costs, our administrative and marketing expenses as a percentage of net revenue would have been at the low end of our targeted range for 2009, demonstrating our focus on efficiency and cost management in difficult economic times.

Depreciation of Property and Equipment
Depreciation of property and equipment as a percentage of net revenue was 2.0% in 2010, 2.0% in 2009, and 1.9% in 2008. Depreciation was stable from 2009 to 2010, whereas depreciation increased by $2.7 million from 2008 to 2009 primarily due to the addition of property and equipment from acquisitions made in the year corresponding with our growth.

Goodwill
We conduct an annual goodwill impairment test on July 1 of each fiscal year or more frequently if circumstances indicate that an impairment may occur. Our goodwill is allocated to our reporting units. In 2008 and Q1 09, our reporting units were defined as Canada, the US West, and the US East. Effective Q2 09, our reporting units were defined as Canada West, Canada East, the US West, and the US East. These units are determined based on the way we organize the Company for making operating decisions and assessing performance. We do not monitor or allocate goodwill to practice areas or below the reporting unit level.

Goodwill impairment testing is a two-step process. In the first step, we compare the fair value of our reporting units to their carrying value. We estimate the fair value using a methodology that considers market information and projections of our discounted after-tax cash flows, which is known as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. For our 2010 impairment test, we discounted our reporting units’ cash flows using discount rates ranging from 9.7% to 11.5% (2009 – 10.5% to 12.0%).

If the carrying value of the reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test must be performed. In step two of the testing process, we compare the estimated fair value of the goodwill of our reporting units to their respective carrying value. We calculate the estimated fair value of the goodwill in the same manner as if the reporting unit were being acquired in a business combination, considering factors including the cash flows and fair values of the net tangible and intangible assets. If the estimated fair value of the goodwill is less than its carrying value, an impairment charge is recorded for the difference.

As further discussed in note 4 of our 2010 audited consolidated financial statements, during the third quarter of 2010, based on the results of our annual impairment test, we concluded that the fair value of our four reporting units exceeded their carrying value and, therefore, goodwill was not impaired. The fair value of three of the reporting units exceeded their carrying value by a substantial amount, whereas the fair value of the US West reporting unit exceeded its carrying value by approximately 9.0%. As at July 1, 2010, the carrying value of the US West goodwill was $154.4 million, or 33%, of the consolidated goodwill.

In 2009, our annual impairment test determined that our US West reporting unit’s goodwill was impaired. The impairment was due to fluctuations in the market and uncertainties arising from overall economic conditions in 2009 primarily relating to our Urban Land practice area, which comprised approximately 19% of the reporting unit’s gross revenue year to date as compared to approximately 60% for the same period in 2006 when economic conditions were favorable for the practice area. The $35.0 million impairment charge was allocated to our US West reporting unit and reflected as a non-cash charge to income. After the impairment charge, the aggregate carrying value of the US West goodwill was $157.2 million, or 34%, of the consolidated goodwill balance. Goodwill impairment charges are non-cash in nature and do not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on our future operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

In 2008, due to fluctuations in the market and uncertainties arising from overall economic conditions, our annual impairment review resulted in a goodwill impairment charge of $53.0 million during the third quarter. This charge was allocated to our US West and US East reporting units and reflected as a non-cash charge to income. After the impairment charge, the aggregate carrying value of the US West goodwill was $168.2 million, or 46%, of the consolidated goodwill balance, and the aggregate carrying value of the US East goodwill was $105.2 million, or 29%, of the consolidated goodwill balance. For a more detailed explanation of the methodology, estimates, and assumptions used in testing goodwill, refer to the Critical Accounting Estimates section under the Critical Accounting Estimates, Developments, and Measurements heading below.

Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. Backlog is a non-GAAP measure further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section below. As at December 31, 2010, $4.8 million of the $73.4 million in intangible assets related to backlog. Also included in intangible assets are purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over estimated useful lives ranging from 2 to 7 years.

The following table summarizes the amortization of identifiable intangible assets:

Intangibles

(In thousands of Canadian dollars)	2010	2009	2008

Amortization of client relationships	5,176	5,043	4,193
Amortization of backlog	6,083	8,074	6,211
Software	5,648	5,343	3,585
Other	692	1,360	275

Total amortization of intangible assets	17,599	19,820	14,264

The $2.2 million decrease in the intangible assets amortization between 2009 and 2010 was mainly due to the fact that the RHL Design Group, Inc., SII Holdings, Inc. (Secor), Vollmer Associates LLP, and Fuller, Mossbarger, Scott & May Engineers backlog balances were fully amortized during 2009 and, therefore, were not carried into 2010. The decrease was partially offset by an increase in amortization due to the purchase of Microsoft software at the beginning of the year. During 2010, $18.6 million in intangible assets was acquired mainly from Burt Hill, Anshen + Allen, ECO:LOGIC, Granary, and WilsonMiller.

The $5.6 million increase between 2008 and 2009 was mainly due to the amortization of the backlog balances of Jacques Whitford, Secor, McIntosh, and RHL Design Group Inc.

In accordance with our accounting policies, we test intangible assets for recoverability when events, or a change in circumstances, indicate that their carrying amount may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows. If the carrying value of the intangible asset exceeds the recoverable amount, the fair value of the intangible asset is determined. An impairment loss is recorded based on the amount that the carrying value of an intangible asset exceeds its fair value. As part of the impairment test, we update future cash flow assumptions and estimates, including factors such as current and future contracts with

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

clients, margins, market conditions, and the useful lives of assets. For further discussion of the methodology used in testing long-lived assets and intangibles for impairment, refer to the Critical Accounting Estimates section under the Critical Accounting Estimates, Developments, and Measurements heading below.

During the second quarter of 2010, based on our review of indicators of impairment, we tested our intangible assets for recoverability. As a result of this review, we recorded a $1.8 million non-cash impairment charge to income related to certain client relationships and a lease advantage. The impairment primarily reflected a decline in expected future cash flows from these clients and a reduction in the value of a favorable lease in our New York, New York, office. The remaining carrying value of these specific client relationships, following this impairment charge, was $947,000. The carrying value of the favorable lease was reduced to zero. During the third quarter of 2010, we also completed our annual impairment test of intangible assets. Based on the results of this review, we concluded that there was no further impairment to these assets.

During the third quarter of 2009, based on the results of our annual impairment test, we concluded that there was no impairment to intangible assets. During the third quarter of 2008, based on the results of our annual impairment test, we concluded that intangible assets relating to certain client relationships were not fully recoverable and, therefore, recorded a non-cash $5.4 million impairment charge to income. The impairment primarily reflected the financial distress experienced by specific clients in regards to client relationships acquired in The Keith Companies, Inc. acquisition in 2005. The remaining carrying value of these client relationships after this impairment charge was $6.0 million at December 31, 2008.

Net Interest Expense
The $2.4 million decrease in net interest expense in 2010 compared to 2009 was a result of having less long-term debt throughout the first half of 2010 compared to 2009 and lower interest rates during the second half of 2010 compared to 2009. At December 31, 2010, $220.2 million was outstanding on our credit facility versus $134.6 million outstanding at December 31, 2009. During 2008, we entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of our credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. This swap agreement ended September 3, 2010, resulting in a decrease in our average interest rate to 2.97% at December 31, 2010, compared to an average rate of 3.42% at December 31, 2009, taking into effect the interest rate swap. Depending on the form under which the credit facility is accessed, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. (Debt to EBITDA is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.) At December 31, 2010, $144.2 million of our bank loan was payable in US funds (US$145.0 million), and $76.0 million was payable in Canadian funds.

Based on our credit facility balance at December 31, 2010, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $772,000 for the year and decrease our basic earnings per share by approximately $0.02 for the year. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

The $3.9 million increase in net interest expense in 2009 compared to 2008 was a result of having more long-term debt throughout the first three quarters of 2009 compared to 2008, offset by lower interest rates over the same period. At December 31, 2009, $134.6 million was outstanding on our credit facility versus $192.5 million outstanding at December 31, 2008. Taking the effect of the interest rate swap into consideration, our average interest rate was 3.42% at December 31, 2009, compared to 3.36% at December 31, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Foreign Exchange Gains/Losses
We reported a foreign exchange loss of $1.4 million in 2010 compared to a $2.3 million loss in 2009 and a $2.0 million gain in 2008. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange losses in 2010 and 2009 were due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at December 31, 2010, we had no foreign currency forward contract agreements.

During 2010, we also recorded a $19.1 million foreign exchange loss in our currency translation adjustments in other comprehensive income compared to a $57.2 million loss in 2009 and a $76.9 million gain in 2008. These unrealized gains and losses arose when translating the operations of our US-based subsidiaries. We do not hedge for this foreign exchange translation risk. The loss recorded during 2010 was due to the strengthening of the Canadian dollar from US$0.95 at December 31, 2009, to US$1.01 at December 31, 2010, and the loss recorded during 2009 was due to the strengthening of the Canadian dollar from US$0.82 at December 31, 2008, to US$0.95 at December 31, 2009.

We estimate that, due to a slight net exposure at December 31, 2010, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have had an immaterial impact on our net income for the year.

Income Taxes
Our effective income tax rate for 2010 was 29.9% compared to 39.0% for the year ended December 31, 2009. The 29.9% rate was below our target range of 32.5 to 34.5% set out in our 2009 financial Review. Our 2010 effective income tax rate was impacted by the following:

•
In the first quarter of 2010, as part of a long-term strategy to make our corporate tax structure more efficient, we reorganized our corporate structure, which increased our estimated income tax expense by $6.2 million. The reorganization resulted in a gain for tax purposes; however, this gain did not affect income taxes payable, since the gain was used to offset previously recognized US income tax losses.

•
In the third quarter of 2010, we recorded a $7.2 million gain on the sale ($5.9 million on an after-tax basis) of our 30% equity investment in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V., and a portion of the gain was not subject to income taxes.

Excluding the impacts of this corporate tax reorganization and of the gain on the sale of equity investments, our effective income tax rate for 2010 would have been 25.7%.

Our effective income tax rate for 2009 and 2008 would have been 28.2% and 30.2%, respectively, excluding the impact of the goodwill impairment charge of $35.0 million recorded in 2009 and of $53.0 million recorded in 2008. The decrease from 30.2% to 28.2% was due to additional income earned in our lower tax rate jurisdictions; an increase in income from associated companies, which we receive on an after-tax basis; and a reduction in the statutory tax rate in Canada in 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years:

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)
	2010				2009
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Gross revenue	383.7	386.7	371.1	371.6	342.8	384.2	388.1	404.8
Net revenue	310.9	314.5	303.8	296.8	274.8	306.7	318.1	343.3
Net income (loss)	25.1	32.1	22.7	13.7	22.9	(10.0)	22.3	20.7
EPS – basic	0.55	0.70	0.50	0.30	0.50	(0.22)	0.49	0.45
EPS – diluted	0.55	0.70	0.49	0.30	0.50	(0.22)	0.49	0.45
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following items impact the comparability of our quarterly results:

Gross Revenue (In millions of Canadian dollars)	Q4 10 vs. Q4 09	Q3 10 vs. Q3 09	Q2 10 vs. Q2 09	Q1 10 vs. Q1 09

Increase (decrease) in gross revenue due to:
Acquisition growth	33.2	19.4	6.8	5.8
Increase (decrease) in organic growth	13.5	(8.8)	(5.4)	(8.6)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(5.8)	(8.1)	(18.4)	(30.4)

Total net increase (decrease) in gross revenue	40.9	2.5	(17.0)	(33.2)

During Q1 10, our gross revenue decreased by $33.2 million, or 8.2%, to $371.6 million compared to $404.8 million in the same period in 2009. Approximately $8.6 million of this decrease resulted from a decline in revenue from organic growth and a $30.4 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q1 10—partially offset by a $5.8 million increase in revenue from acquisitions completed in 2009 and 2010. Net income for Q1 10 decreased by $7.0 million, or 33.8%, from the same period in 2009, and diluted earnings per share for Q1 10 decreased by $0.15, or 33.3%, compared to Q1 09. During Q1 10, we reorganized our corporate tax structure, which increased our income tax expense by $6.2 million, resulting in a negative impact on our net income and earnings per share. Without this one-time impact, our net income for Q1 10 would have been $19.9 million, and our diluted earnings per share would have been $0.43. Our Q1 10 results were also negatively impacted by a decrease in gross margin from 56.4% in Q1 09 to 55.5% in Q1 10 mainly due to competitive pressures to reduce project fees; larger, multiyear contracts; and the nature of projects in progress during the quarter. Our Q1 10 results were positively impacted by a decrease in administrative and marketing expenses as a percentage of net revenue from 43.1% to 42.2% and a decrease in interest expense of $1.7 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

During Q2 10, our gross revenue decreased by $17.0 million, or 4.4%, to $371.1 million compared to $388.1 million in the same period in 2009. Approximately $5.4 million of this decrease resulted from a decline in revenue from organic growth and an $18.4 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q2 10—partially offset by a $6.8 million increase in revenue from acquisitions completed in 2009 and 2010. Net income for Q2 10 increased by $0.4 million, or 1.8%, from the same period in 2009, and diluted earnings per share remained stable from Q2 09 to Q2 10 at $0.49. Our Q2 10 results were negatively impacted by the decline in gross revenue partially due to foreign exchange fluctuation and a slower than anticipated economic recovery in the United States. Net income in Q2 10 was also positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 41.3% in Q2 09 to 41.1% in Q2 10. This decrease was primarily due to operating more efficiently, carrying out fewer integration activities, and having fewer one-time costs associated with severances and the downsizing of certain operations in Q2 10 compared to Q2 09. In addition, our interest expense decreased by $0.7 million as a result of having less long-term debt throughout Q2 10 compared to Q2 09.

During Q3 10, our gross revenue increased by $2.5 million, or 0.7%, to $386.7 million compared to $384.2 million for the same period in 2009. Approximately $19.4 million of this increase resulted from acquisitions completed in 2009 and 2010 offset by an $8.1 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q3 10 compared to Q3 09—and an $8.8 million decline in organic growth. Our net income increased to $32.1 million in Q3 10 from a loss of $10.0 million in Q3 09, and our basic and diluted earnings per share increased to $0.70 in Q3 10 from ($0.22) in Q3 09. Our Q3 10 results were negatively impacted by a slight decrease in gross margin as a percentage of net revenue from 56.5% to 56.2%. Our results were positively impacted by a decrease in our administrative and marketing expenses as a percentage of net revenue from 41.3% to 40.8% mainly due to operating more efficiently and improving cost management. Our Q3 10 net income and earnings per share were also positively impacted by a $5.9 million after-tax gain on the sale of equity investments. The results for Q3 09 were impacted by a $35.0 million non-cash goodwill impairment charge. Excluding the gain on the sale of equity investments in Q3 10 and the goodwill impairment charge in Q3 09, net income increased 4.8% to $26.2 million in Q3 10 from $25.0 million in Q3 09, and diluted earnings per share increased 3.6% to $0.57 in Q3 10 from $0.55 in Q3 09.

During Q4 10, our gross revenue increased by $40.9 million, or 11.9%, to $383.7 million compared to $342.8 million for the same period in 2009. Approximately $33.2 million of this increase resulted from an increase in revenue from acquisitions completed in 2010 and 2009, and $13.5 million resulted from organic growth. These increases were partially offset by a $5.8 million foreign exchange impact due to the strengthening of the Canadian dollar during Q4 10. Net income for Q4 10 increased by $2.2 million, or 9.6%, from the same period in 2009, and diluted earnings per share for Q4 10 increased by $0.05, or 10.0%, compared to Q4 09. Net income during Q4 10 was positively impacted by the increase in gross revenue and an increase in gross margin as a percentage of net revenue from 56.7% in Q4 09 to 57.1% in Q4 10. Net income in Q4 10 was negatively impacted by an increase in our administrative and marketing expenses as a percentage of net revenue from 41.1% in Q4 09 to 42.6% in Q4 10. This increase was primarily due to an increase in administrative and marketing labor as a percentage of net revenue. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition integration activities. In Q4 10, we were in the process of integrating the eight acquisitions completed during the second half of 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Liquidity and Capital Resources

The following table represents summarized working capital information as at December 31, 2010, compared to December 31, 2009:

(In millions of Canadian dollars, except ratio)	Dec 31, 2010	Dec 31, 2009	Change

Current assets	504.5	409.3	95.2
Current liabilities	(331.3)	(283.8)	(47.5)
Working capital (note 1)	173.2	125.5	47.7
Current ratio (note 1)	1.52	1.44	n/a
note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

Our cash flows from operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars)	2010	2009	2008	$ Change 2010 vs. 2009	$ Change 2009 vs. 2008

Cash flows from operating activities	114.8	100.0	160.0	14.8	(60.0)
Cash flows used in investing activities	(91.6)	(103.2)	(127.7)	11.6	24.5
Cash flows from (used in) financing activities	26.4	(84.1)	53.8	110.5	(137.9)

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the internal guideline established in our 2009 Financial Review of maintaining a net debt to equity ratio of less than 0.5 to 1.0. Our net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. At December 31, 2010, our net debt to equity ratio was 0.41 to 1.0. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and when appropriate by entering into derivative agreements with, high-quality credit institutions. Our investment held for self-insured liabilities includes bonds and equities, and we mitigate the risk associated with these bonds and equities to some extent through the overall quality and mix of our investment portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Working Capital
Our working capital (current assets less current liabilities) at the end of 2010 was $173.2 million compared to $125.5 million in 2009. Current assets increased by $95.2 million, and current liabilities increased by $47.5 million. The increase in current assets was mainly due to a $48.0 million increase in cash and cash equivalents and a $44.6 million increase in accounts receivable and in costs and estimated earnings in excess of billings. These increases resulted from growth from acquisitions during the year. As well, cash and cash equivalents increased because cash was being held at December 31, 2010, for the payment of notes payable from acquisitions that were due in early January 2011.

The $47.5 million increase in current liabilities from 2009 to 2010 was mainly due to a $24.9 million increase in accounts payable and accrued liabilities, because of higher payroll accruals from an increase in staff numbers, and accounts payable and accrued liabilities assumed from acquired companies. Our current portion of long-term debt also increased by $11.8 million from 2009 to 2010 because of notes payable related to past acquisitions becoming due in 2011.

In 2010, our current ratio increased to 1.52 from 1.44 in 2009 due to the increase in cash and cash equivalents, accounts payable and accrued liabilities, and the current portion of long-term debt as explained above.

Cash Flows From Operating Activities
Our cash flows from operating activities were $114.8 million in 2010 compared to $100.0 million in 2009 and $160.0 million in 2008. Our cash flows from operating activities are impacted by the timing of payroll and acquisitions—in particular, the timing of payments of acquired accounts payable and accrued liabilities, including employee annual bonuses. The $14.8 million increase in cash flows from operating activities for 2010 compared to 2009 was a result of the following:

•	Our cash paid to suppliers was lower in 2010 because of the higher than normal trade payables and accrued liabilities assumed on the Jacques Whitford acquisition in 2009.

•	Our cash paid to employees was lower in 2010 due to the payment of higher acquired bonuses and severances in 2009.

•	Our income taxes paid, net of income taxes recovered, decreased in 2010 due to lower income tax installments.

The above was partially offset by a decrease in our receipts from clients due to the retraction of our business in 2009, especially during the second half of the year, which carried over into 2010. As well, our investment in costs and estimated earnings in excess of billings and accounts receivable increased to 86 days at the end of December 31, 2010, from 81 days at December 31, 2009.

The $60.0 million decrease in cash flows from operating activities in 2009 compared to 2008 was due to an increase in cash paid to suppliers and employees. In 2009, our cash paid to suppliers was higher due primarily to the payment of higher than normal acquired trade payables and accrued liabilities from the Jacques Whitford acquisition. Our cash paid to employees was higher in 2009 compared to 2008 due primarily to the payment of acquired bonuses and severances as well as one week of additional payroll.

Cash Flows Used In Investing Activities
Our cash flows used in investing activities were $91.6 million in 2010 compared to $103.2 million in 2009 and $127.7 million in 2008. In 2010, we used $67.0 million for the 10 acquisitions completed during the year compared to using $73.1 million for the acquisitions of Jacques Whitford and Granary in 2009 and using $92.1 million to finance 5 acquisitions completed in 2008. Our 2010 use of cash flows for investing activities was

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

partially offset by $10.0 million in proceeds received from the sale of our 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment, furniture, and other office and field equipment. Our cash outflows for property and equipment and software were $29.0 million, $20.4 million, and $35.6 million in 2010, 2009, and 2008, respectively. The increase in 2010 compared to 2009 was mainly due to making network additions as we prepare to enhance our information technology systems. One factor that contributed to higher investment activities in 2008 was the $8.0 million spent for improvements made to our Markham and Toronto, Ontario, offices to accommodate office consolidations and to our Edmonton, Alberta, office to accommodate growth. Our capital expenditures during 2010 were financed by cash flows from operations. We expect our total capital and software expenditures in 2011 to be in the range of $32 to $34 million, excluding capital assets acquired from acquisitions. In 2011, we plan to invest in enhancements to our business information systems to optimize and streamline our business processes and prepare for continued growth.

Cash Flows From (Used In) Financing Activities
Our cash flows from financing activities were $26.4 million in 2010 compared to cash flows used in financing activities of $84.1 million in 2009 and cash flows from financing activities of $53.8 million in 2008. In 2010, we generated sufficient cash from operations to repay $183.3 million of our revolving credit facility, acquired debt from acquisitions, and notes payable due from acquisitions and used $216.9 million of the credit facility, in part to pay employee bonuses, accounts payable, income taxes, and notes payable and to fund the 10 acquisitions completed in the year. As well, we used $4.9 million to repurchase shares under our normal course issuer bid in 2010. The above use of cash was offset by $3.0 million generated from options exercised during the year. At December 31, 2010, $123.3 million of our $350 million credit facility was available for future use.

In 2009, we generated sufficient cash from operations to repay $152.5 million of our revolving credit facility and acquired debt from acquisitions and used $68.8 million of the facility, in part to pay accounts payable, employee bonuses, and notes payable due from acquisitions. The above use of cash was offset by $2.3 million generated from options exercised during the year. At December 31, 2009, $163.4 million of our $300 million credit facility was available for future use.

During the year, we reached an agreement to increase the limit of our existing revolving credit facility from $300 million to $350 million and extended its maturity date to August 2013. This agreement also allows us access to an additional $75 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. We are subject to financial and operating covenants related to our credit facility. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following: 1) our EBITDAR to debt service ratio must not be less than 1.25 to 1.0 at any time and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 at any time, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for a period of two complete quarters following the acquisition. These EBITDA and EBITDAR to debt service ratios are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report. We were in compliance with all the covenants under this agreement as at and throughout the year ended December 31, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Shareholders’ Equity
Our shareholders’ equity increased by $78.1 million in 2010 and by $8.4 million in 2009. The following table summarizes the reasons for these increases:

(In millions of Canadian dollars)	2010	2009

Beginning shareholders’ equity	547.4	539.0

Net income for the year	93.6	55.9
Currency translation adjustments	(19.0)	(57.2)
Unrealized gain on financial assets	1.6	2.7
Unrealized gain on cash flow hedge	1.5	1.4
Recognition of fair value of stock-based compensation	1.9	3.0
Share options exercised for cash	3.0	2.3
Shares repurchased under normal course issuer bid	(4.9)	-
Other	0.4	0.3

Total change	78.1	8.4

Ending shareholders’ equity	625.5	547.4

The change arising on the translation of our US-based subsidiaries in 2010 was a $19.0 million loss compared to a $57.2 million loss in 2009. The change in 2010 was due to the strengthening of the Canadian dollar—from US$0.95 to US$1.01—during the year. In 2009, the Canadian dollar strengthened from US$0.82 to US$0.95 at the end of the year.

In 2008, we minimized our exposure to floating rates of interest on US$100 million of our revolving credit facility by entering into an interest rate swap agreement as described in the Net Interest Expense section above. This swap agreement ended September 3, 2010. We designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility. Since the hedge met the accounting criteria for effectiveness during its life, we recorded any fair value gains or losses during its life in other comprehensive income. The fair value of the interest rate swap was estimated using market rates and resulted in a $1.5 million gain during 2010 and a $1.4 million gain during 2009.

We hold investments for self-insured liabilities consisting of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. The change in the fair value of these investments was a $1.6 million gain in 2010 and a $2.7 million gain in 2009.

From time to time, our board of directors grants share options as part of our incentive programs. No share options were granted in 2010 and 2009. In 2008, our board granted 480,000 stock options to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of seven years from the grant date. Share options exercised in 2010 generated $3.0 million in cash compared to generating $2.3 million in 2009.

Our normal course issuer bid on the TSX was renewed in 2010 and allows us to repurchase up to 2,287,166 of our common shares during the period of June 1, 2010, to May 31, 2011. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. In 2010, we purchased 198,300 common shares at an average price of $24.64 per

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

share for an aggregate price of $4.9 million. In 2009, we did not purchase any common shares. In 2010 and 2009, we did not issue any shares as consideration for an acquisition.

Other

Outstanding Share Data
At December 31, 2010, there were 45,768,320 common shares and 1,480,831 share options outstanding. During the period of December 31, 2010, to February 24, 2011, no shares were repurchased under our normal course issuer bid, 410,000 share options were granted, 15,332 share options were exercised, 834 share options were forfeited, and 5,832 share options were cancelled. At February 24, 2011, there were 45,783,652 common shares and 1,868,833 share options outstanding.

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as of December 31, 2010:

Contractual Obligations	Payment Due by Period
		Less than			After 5
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	Years

Long-term debt	306.8	42.3	264.0	0.1	0.4
Interest on debt	19.7	8.4	11.3	-	-
Operating lease commitments	450.6	74.1	128.2	99.8	148.4
Capital lease commitments	9.7	4.9	4.8	-	-
Purchase and service obligations	17.6	7.7	9.7	0.2	-
Other liabilities	9.4	3.6	0.7	0.7	4.4

Total contractual obligations	813.8	141.0	418.7	100.8	153.2

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From Financing Activities section and notes 8 and 11 in our audited consolidated financial statements for the year ended December 31, 2010. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our deferred share unit plan and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements
As of December 31, 2010, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $6.6 million that expire at various dates before January 2012. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also have a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2010, $11.5 million in bonds were issued under this agreement.

During 2009, we issued a guarantee up to a maximum of US$60.0 million for project work with the US federal government. If the guarantee is exercised, we have recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

This guarantee remained outstanding in 2010; however, we have not made any payments under it, and no amounts have been accrued in our audited consolidated financial statements with respect to it.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. In addition, we indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnification agreements will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk
Fair value. As at December 31, 2010, we value and record our financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.
•
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities, bank indebtedness, and long-term debt are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method, with realized gains and losses reported in income.

•
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case unrealized gains and losses are recorded in other comprehensive income.

The fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates.

Market risk. We are exposed to various market factors that can affect our performance, primarily with respect to currency and interest rates.

Currency. Our currency exchange rate risk results primarily from the following three factors:

•
A significant portion of our revenue and expenses is generated or incurred in US dollars; therefore, we are exposed to fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenue and US-dollar expenses. Other exchange rate

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. We do not hedge for this foreign exchange translation risk.

•
Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. We do not hedge for this foreign exchange translation risk.

•
Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian operations and non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

Although we may buy or sell US dollars in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities. At December 31, 2010, due to a slight net exposure, a $0.01 increase or decrease in the US- to Canadian-dollar exchange rate, with all other variables held constant, would have had an immaterial impact on our net income for the year.

Interest Rate. Changes in interest rates also present a risk to our performance. Our credit facility carries a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. In 2008, we minimized our exposure to floating rates of interest by entering into an interest rate swap agreement until September 3, 2010, as explained in the Net Interest Expense section above. We estimate that, based on our loan balance at December 31, 2010, a 0.5% increase in interest rates, with all other variables held constant, would have impacted our basic earnings per share by approximately $0.02 for the year.

Related-Party Transactions
We have not entered into any related-party transactions as defined in Section 3840 of the Canadian Institute of Chartered Accountants (CICA) Handbook.

OUTLOOK

The following table summarizes our expectations for the coming year:

Measure	Expected Range
Gross margin as % of net revenue	Between 54.5 and 56.5%
Administrative and marketing expenses as % of net revenue	Between 41 and 43%
Net income as % of net revenue	At or above 6%
Effective income tax rate	At or below 28.5%
Return on equity (note 1)	At or above 14%
Net debt to equity ratio (note 2)	At or below 0.5 to 1
note 1: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.
note 2: Net debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

We revised our target for our effective income tax rate from between 32.5 and 34.5% in 2010 to at or below 28.5% in 2011. In 2010, our targeted income tax rate was impacted by the planned reorganization of our corporate structure. In estimating our 2010 effective tax rate, we eliminated this impact and considered the impact of a reduced statutory tax rate in Canada as well as the jurisdiction of our anticipated earnings.

Overall, fluctuations in our actual performance occur due to the particular client and project mix achieved as well as the number of acquisitions completed in a year. Some targets, such as net debt to equity ratio, could be impacted and potentially exceeded by completing an opportune larger acquisition that increases our debt level above our target for a period of time.

The infrastructure and facilities market is diverse, consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors. In our principal area of operation, North America, our addressable market is large and is estimated to generate approximately US$80 billion in revenue. In 2010, we expanded geographically beyond this market by acquiring office locations in the United Kingdom, the United Arab Emirates, and India. This initial international expansion complements our existing international presence in the Caribbean, Latin America, and Qatar.

In 2011, we expect the overall outlook for professional services in our key markets and practice areas in North America to remain stable as the economy improves and we continue to build a top-tier position in the United States. In addition, we expect that alternate project delivery, including P3s, will continue to be strong in Canada and may present emerging opportunities in the US market. Our overall outlook for our international operations is also stable since we expect that geographic areas with a stronger economic forecast will compensate for those with a weaker forecast. We base these expectations on a variety of factors, including the material factors described below.

Canada
The outlook for Canada in 2011 is a moderate rebound. Since the business community and the public remain only cautiously optimistic about economic recovery, this modest growth will depend on private business activity continuing to increase along with household spending and consumer confidence. This cautious optimism is supported by a sustained improvement in credit conditions, along with relatively low financing rates, which should provide easier access to capital for investment in infrastructure. According to the Bank of Canada, real gross domestic product (GDP) is projected to grow 2.4% in 2011. The following factors are evidence for our Canadian outlook in areas that directly impact infrastructure spending.

•
Real GDP is expected to rebound in Canada and the United States with demand from private business replacing the government stimulus and temporary factors that largely ran their course in 2010. Since optimism is cautious, any shock to the projected recovery, including increased interest rates, may erode rising business and consumer confidence.

•	The Bank of Canada overnight rate target is currently at 1.0% and is expected to gradually increase in line with modest growth or any mounting inflationary pressure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

•
Partly due to the large price appreciation for metals to date, the World Bank predicts moderate price increases over the next year. This forecast, along with projections for an increase in energy prices by the Energy Information Administration, suggests that interest in large capital projects will rise as firms manage spending in accordance with market risk.

•
The deep deficits of federal and provincial governments have forced a rebalancing of the books in some jurisdictions. These deficits are likely to affect public infrastructure spending, although both the impact and timing remain uncertain.

•
Strength in the Canadian dollar is working to slow growth and could continue to offset favorable developments in 2010. The Bank of Canada estimates a Canada/US exchange rate averaging $0.98, a slight increase from the average exchange rate of $0.96 in 2010.

•
The public continues to be conscious of environmental issues and governments continue to discuss climate change, although little movement is expected in the regulatory realm over the short term. Still, increased awareness has numerous impacts, including interest in pursuing sustainable design and development, improving water distribution and treatment, and reducing the ecological footprint of industrial activity.

•
Housing prices in 2011 are expected to increase slightly. The Canadian Mortgage and Housing Corporation suggests that housing starts have moderated from their strong pace at the beginning of 2010 and sets a lower expectation of 177,600 housing starts for 2011.

United States
The outlook for the United States in 2011 is flat to a moderate increase compared to 2010. According to projections from the Congressional Budget Office, the recovery from the economic downturn will continue at a modest pace during the next few years, beginning with a real GDP growth of 3.1% in 2011.  The following factors related to infrastructure support this outlook:

•
Housing activity in the United States is expected to increase in 2011 with the seasonally adjusted annual rate recovering to 555,000 from 472,000 in 2010. In the most recent months, the architectural billings index from the American Institute of Architects reported at or above 50.0, suggesting an increase in demand for design services.

•
According to the Congressional Budget Office, the US deficit will remain slightly below 10% of GDP in 2011. States and municipalities are also experiencing fiscal revenue pressures. Adjustments to rebalance the books and reduce federal and state deficits may impact public infrastructure spending.

•	A continuing weak US dollar may impact the balance of trade and deficit; however, if economic recovery ensues as predicted, a rising dollar may further increase spending pressures.

•
Elections in the United States in late 2010 shifted the political environment and created some legislative uncertainty relating to the transportation and healthcare sectors. Continued delays in the replacement of long-term transportation legislation may affect some planned transportation projects, and increased utilization by newly insured Americans is likely to create the need for rehabilitation or construction of healthcare-related infrastructure. Any spending on health-related infrastructure may create additional market opportunities.

•
Environmental issues continue to be a focus after several highly visible disasters in key sectors. Although the timing is uncertain, regulatory and permitting changes for the energy industry are likely. However, shifts in the political environment in 2010 mean that changes in regulation related to climate change may lessen in priority and

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

are unlikely in 2011. This creates stability in some previously stalled sectors and forfeits opportunity in other sectors.

International
The outlook for our international operations is stable compared to 2010. These operations currently comprise a small percentage of our business, with the majority falling within our Buildings practice area. We are also active in the international mining sector. We expect that strong performance in some geographic areas will compensate for weaker performance in other areas. The following factors support this outlook:

•
Public and private sector spending has been impacted globally by the economic slowdown. In the United Kingdom, the new coalition government announced spending cuts that have resulted in the delay of various projects and may impact project opportunities in 2011. The World Bank forecast for the United Kingdom is a GDP growth of 2.2%.

•
According to the World Bank, India was less impacted by the economic crisis than the global community, and the Middle East showed tentative signs of recovery in 2010. For 2011, the World Bank forecasts GDP growth of 8.4% for India, 4.3% for the Middle East and North Africa region, and 4.0% for Latin America and the Caribbean region.

Overall Outlook
We believe that our overall outlook for 2011 is a moderate increase in organic revenue, with a targeted 2.0 to 3.0% increase compared to 2010, focused in regions and practice areas where we are a top-tier service provider. Although the difficult economic environment of the past year appears to be slowly improving, related pressures, such as increased competition, margin compressions, project delays, and fiscal rebalancing, are not expected to subside immediately. Due to the diversity of our operations, the mixture of our clients, and the flexibility of our organization, we believe that we will continue to operate our business efficiently, to adapt our business to changing economic conditions, and to position ourselves for growth in a very large infrastructure and facilities market.

Outlooks for each of our practice areas for 2011 can be found in the Results section of this Management’s Discussion and Analysis. The outlooks for our Buildings and Urban Land practice areas are stable, the outlooks for our Transportation and Environment practice areas are stable to moderate organic growth, and the outlook for our Industrial practice area is moderate organic growth. In establishing our outlook for our Buildings practice area, we assumed that growth from the acquisitions completed in 2010 will be tempered by softened economic conditions in British Columbia, California, and the United Kingdom. In Canada, we expect to continue to secure P3 opportunities and to leverage our design and buildings engineering expertise to increase the scope and size of our work in the United States and internationally. We developed the outlook for our Environment practice area assuming that our size, presence, and reputation in the environmental market will continue to increase our share of larger, long-term projects with national and international scope. As well, we expect that water-related services and spending by our energy sector clients will be driven by a more stringent regulatory environment. In outlining our outlook for the Industrial practice area, we assumed that commodity prices will moderate and that activity will be strong in the mining and resource sectors. In establishing our outlook for the Transportation practice area, we assumed that P3 projects will continue to provide a potential stream of work in Canada and that our rail and transit groups will maintain their current activity levels. We also assumed that decreasing tax revenues, efforts to reduce state and provincial deficits, and continued uncertainty in the United States about long-term funding may cause delays in some planned transportation projects moving forward. Finally, we outlined our outlook for the Urban Land practice area with the assumption that there would be stability in the Canadian and US residential sectors.

Going forward, we target to achieve a long-term average annual compound growth rate for gross revenue of 15%—a target we have realized since our initial public offering in 1994. Continued growth allows us to enhance

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

the depth of our expertise and broaden our service offerings, provide expanded opportunities for our employees, and lever our integrated enterprise systems. Further maximizing the critical mass and maturity we have achieved in certain practice areas and geographic regions also enables us to increase our business with key clients and sell our services across local markets. Our ability to expand 15% annually depends on our strategic efforts to grow organically and the availability of acquisition opportunities. We do not expect to encounter constraints in locating available acquisition candidates given our past success as well as the consolidation trend in our industry, where smaller firms desire to join larger, more stable organizations. At any one time, we are engaged in discussions with many firms. Since it is important to find an appropriate cultural fit and complementary services, the acquisition process can extend over months or even years. Due to economic difficulties over the past few years, the process continues to be impacted by discrepancies between the perceived historical values of firms and their values given their current and projected future financial performance.

In establishing our operating budgets for 2011, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that the average interest rate would increase incrementally in 2011. In establishing our effective income tax rate, we consider the tax rates substantially enacted at December 31, 2010, for the countries in which we operate, primarily Canada and the United States. We expect to support our targeted level of growth using a combination of cash flows from operations and borrowings. Under certain market conditions, we will also consider issuing common shares.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make various estimates and assumptions. The notes to our December 31, 2010, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important because they require the most difficult, subjective, and complex management judgments. However, because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Caution Regarding Forward-Looking Statements and Risk Factors sections of this discussion and analysis.

Revenue and Cost Recognition Estimates on Contracts. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of contract costs incurred to total estimated contract costs. We believe that costs incurred are the best available measure of progress toward completion of these contracts. Estimating total direct contract costs is subjective and requires the use of our best judgments based on the information we have available at that point in time. Our estimate of total direct contract costs has a direct impact on the revenue we recognize. If our current estimates of total direct contract costs turn out to be higher or lower than our previous estimates, we will have over- or underrecognized revenue for the previous period. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in our estimates are reflected in the period in which they are made and would affect our revenue and costs and estimated earnings in excess of billings.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Goodwill
Goodwill is assessed for impairment on July 1 of each fiscal year. In addition to completing our annual test, we regularly evaluate whether events and circumstances have occurred between annual tests that may indicate a possible impairment of goodwill.

Goodwill impairment testing is a two-step process. In the first step, to evaluate whether there is an impairment of goodwill, we calculate the estimated fair value of our reporting units using a methodology that considers market information and projections of our after-tax cash flows, referred to as the income approach. If we determine that the estimated fair value of a reporting unit is less than its carrying value, goodwill is potentially impaired and step two of the impairment test is performed. In step two, we compare the estimated fair value of the goodwill of our reporting units to their carrying value. We calculate this impairment by considering the cash flows and the fair values of the net tangible and intangible assets. Our reporting units are defined as Canada West, Canada East, the US West, and the US East. Our reporting units are determined based on the way management organizes the Company for making operating decisions and assessing performance. We allocate our goodwill to these geographic areas. We do not monitor or allocate goodwill to our practice areas.

The methodology we use to test for goodwill impairment includes significant judgments, estimates, and assumptions. The income approach uses a reporting unit’s projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions. To arrive at cash flow projections, we use estimates of economic and market information over the projection period, including growth rates in revenues, costs, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions included terminal growth rates, future estimates of capital expenditures, income taxes, and changes in future working capital requirements. We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Note 4 in our 2010 audited consolidated financial statements provide more detail about our goodwill impairment test.

During the third quarter of 2010, based on the results of the annual impairment test, we concluded that the fair value of our four reporting units exceeded their carrying value and, therefore, goodwill was not impaired. Due to fluctuations in the market and uncertainties arising from overall economic conditions in 2009 and 2008, our annual impairment review resulted in an impairment charge of $35.0 million in the third quarter of 2009 and of $53.0 million in the third quarter of 2008. These charges were allocated to our US West reporting unit in 2009 and to our US West and US East reporting units in 2008 and are reflected as a non-cash charge to income.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our stock price, increases our weighted-average cost of capital, changes valuation multiples, or changes other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual testing periods. In addition, it is reasonably possible that changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our reporting units to be impaired, which would decrease our goodwill assets and increase our reported expenses. Goodwill impairment charges are non-cash charges that could have a material adverse affect on our consolidated financial statements but would not, in themselves, have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

Provision for Doubtful Accounts. We use estimates in determining our allowance for doubtful accounts related to trade receivables. These estimates are based on our best assessment of the collectibility of the related receivable balance based, in part, on the age of the specific receivable balance. A provision is established when the likelihood of collecting the account has significantly diminished. Future collections of receivables that differ from our current estimates would affect the results of our operations in future periods as well as our accounts receivable and general and administrative expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Self-Insured Liabilities. We self-insure certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using our assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and may result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and would increase our self-insured liability and reported expenses.

Income Taxes. Our income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions in Canada and the United States. Our effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of future tax assets and liabilities. Our income tax expense reflects an estimate of the cash taxes we expect to pay for the current year, as well as a provision for changes arising in the values of future tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, our expectations about future operating results, and possible audits of our tax filings by regulatory authorities. We assess the likelihood of recovering value from future tax assets, such as loss carryforwards, on a regular basis, as well as the future tax depreciation of capital assets, and may establish a valuation provision. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an adjustment in future periods that would increase or decrease our future income tax asset or liability and increase or decrease our income tax expense.

Long-Lived Assets and Intangibles. We regularly review long-lived assets and intangible assets with finite lives when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows, and the measurement of impairment loss is based on the fair value of the asset. To determine recoverability, we compare the estimated undiscounted future cash flows projected to be generated by these assets to their respective carrying value. In performing this analysis, we make estimates or assumptions about factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets.

Based on the results of our review, during the second quarter of 2010 we recorded a $1.8 million non-cash impairment charge to income related to certain client relationships and a lease advantage. As part of the impairment review, we update future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets. The $1.8 million impairment primarily reflected a decline in expected future cash flows from these clients and a reduction in the value of a favorable lease in our New York, New York, office. The remaining carrying value of these specific client relationships, following this impairment charge, was $947,000. The carrying value of the favorable lease was reduced to zero.

Based on the results of our review during 2009, we concluded that there was no impairment to intangible assets in 2009. Based on the results of our 2008 review, we concluded that the intangible assets relating to client relationships acquired in The Keith Companies, Inc. acquisition in 2005 were not fully recoverable and, therefore, recorded a non-cash $5.4 million impairment charge to income. As part of the impairment review, we updated our future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets. The remaining carrying value of these client relationships after this impairment charge was $6.0 million at December 31, 2008.

It is reasonably possible that changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our long-lived assets and intangible assets could cause these assets to be further impaired, which would decrease our long-lived and intangible assets and increase our reported expenses. These impairments are non-cash charges that could have a material adverse affect on our

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

Liabilities for Lease Exit Activities. We accrue charges when closing offices in existing operations or finalizing plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in these liabilities is the present value of the remaining lease payments reduced by estimated sublease rentals that can reasonably be obtained. These provisions are based on our estimates and reflect plans in place at the time the liability is recorded. If actual sublease payments and rental circumstances change from our original estimate, the liability will change, and we will be required to increase or decrease it and adjust goodwill or reported expenses, depending on whether the adjustment relates to a liability established pursuant to an acquisition and on the timing of the change in estimate.

Business Combinations—Purchase Price Allocation. In a business combination, we may acquire the assets and assume certain liabilities of an acquired entity. The allocation of the purchase price for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets (i.e., backlog and client relationships) acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of assumptions, revenue growth rates, expected operating income, discount rates, and earning multiples. If our estimates or assumptions change prior to finalizing the purchase price allocation for a transaction, a revision to the purchase price allocation or to the carrying value of the related assets and liabilities acquired may impact our net income in future periods. We are currently in the process of finalizing the purchase price allocations for TetrES, IEA, WilsonMiller, NRC, CommArts, ECO:LOGIC, Anshen + Allen, Street Smarts, and Burt Hill.

Accounting Developments

Canadian

Recent Accounting Pronouncements

International Financial Reporting Standards. The CICA will transition Canadian GAAP for public entities to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. As a result, we will prepare our consolidated financial statements in accordance with IFRS for our 2011 fiscal year beginning January 1, 2011, and include comparative figures for our 2010 fiscal year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

a) Project Management and Status
We started our IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review. We have completed the preliminary planning and scoping, detailed assessment, and solution development phases. For a summary of the key activities, milestones, and deliverables for these phases, refer to our Management’s Discussion and Analysis for the year ended December 31, 2009, under the Accounting Developments, Canadian, Recent Accounting Pronouncements, International Financial Reporting Standards section. We are now working on the implementation phase, which we expect to complete by the first quarter of 2011. The fifth and final phase, postimplementation review, will commence in the second quarter of 2011. To date, we are on target with the timeline established in our detailed work plan. We expect to file our first quarter financial statements under IFRS within the required time frame.

In the implementation phase, we are making changes to certain processes to enable the recording of transactions under IFRS. We have provided, for review, a draft of our January 1, 2010, opening statement of financial position in accordance with IFRS to our external auditors and Audit and Risk Committee. The following outlines our

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

preliminary assessment of the impact of adopting IFRS on our January 1, 2010, transition date. We are now in the process of finalizing IFRS-compliant information for comparative reporting purposes in 2011 as well as our assessment of the impact IFRS will have on our business activities as described below. We completed our IFRS training for key financial staff impacted by IFRS, and we continue to provide training and information to our Audit and Risk Committee and board of directors. We also continue to deliver our communication plan, informing key internal and external stakeholders about the anticipated effects of the IFRS transition, and to provide status updates to the Audit and Risk Committee.

While completing the above phases, we assessed the impact IFRS will have on our Internal Controls over Financial Reporting (ICFR), Disclosure Controls and Procedures (DC&P), Information Technology (IT) systems, and business activities as follows:

•
ICFR and DC&P. We expect minimal changes to our ICFR and DC&P. We are in the process of reviewing our internal controls regarding the IFRS changeover plan for the accumulation of 2010 comparative figures under IFRS and the changeover process in 2011. On completing our review, we will make a final assessment to determine changes required for ICFR.

•	IT systems. We have concluded that there will be minimal changes to our IT systems.

•
Business activities. During the implementation phase, we will finalize our assessment of the impact that IFRS will have on our key performance indicators. Minimal changes are required to align our budgeting and forecasting processes and presentation for IFRS requirements. We have concluded that there will be minimal impact to our debt covenants and compensation plans.

b) Accounting Policies and Statement Presentation
Set out below are the key areas where changes in accounting policies are expected that may impact our audited consolidated financial statements. This list, and these comments, should not be regarded as a complete account of changes that will result from the IFRS transition. It is intended to highlight those areas we believe to be the most significant; however, changes to other areas have been identified. The differences described below are those existing based on Canadian GAAP and IFRS today. We continue to monitor standard developments issued by the International Accounting Standards Board and regulatory developments issued by the Canadian Securities Administrators that may affect the timing, nature, or disclosure of our adoption of IFRS. Consequently, the following is a preliminary analysis of the impacts of conversion on our consolidated opening statement of financial position. Circumstances may arise, such as changes in IFRS standards or in interpretations of IFRS standards, which could alter this information.

•	Presentation of Financial Statements (IAS 1)
Under International Accounting Standard (IAS) 1, a complete set of financial statements should include a statement of financial position, a statement of comprehensive income, a statement of changes in equity, and a statement of cash flows, accounting policies, and explanatory notes. IAS 1 prescribes various formats and requirements for statement presentation and disclosure. We expect the adoption of IAS 1 to result in several changes to the format of our financial statements, in expanded note disclosure, and in different classification and presentation of line items in our consolidated statements of financial position and consolidated statements of income. For example, we expect to change our current consolidated statements of shareholders’ equity and comprehensive income by moving all other comprehensive income items to new consolidated statements of comprehensive income. We also expect to reclassify certain statement of financial position line items into new categories, such as “investment property,” “provisions,” “financial assets,” and “financial liabilities.” We have provided our Audit and Risk Committee with a draft set of financial statements, and we are in the process of preparing full IFRS note disclosures for the committee’s review. Our financial statement presentation will evolve as we quantify the impacts of implementing the various standards.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

•	Business Combinations (IFRS 3R)
Under IFRS 3R, postacquisition restructuring costs, such as lease exits, and acquisition-related costs, such as advisory, legal, accounting, valuation, and other professional or consulting fees, are expensed as incurred. Under Canadian GAAP, if certain criteria are met, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill. In addition, under IFRS 3R, an acquirer recognizes contingent consideration as part of the consideration transferred and measures it at the acquisition-date fair value. The remeasurement of the liability each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, contingent consideration is recorded in goodwill when the contingency is resolved. Therefore, our transition to IFRS will impact our goodwill and net income. As part of the IFRS transition, we fair valued, using an income approach, contingent consideration outstanding at January 1, 2010, from past business combinations. As a result, we estimate that, as at January 1, 2010, our financial liabilities will increase and our retained earnings will decrease by $6.0 million.

•	Impairment of Assets (IAS 36)
Under IAS 36, the impairment test for definite-lived intangible assets and long-lived assets is only one step. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. Under Canadian GAAP, this test is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value. In addition, unlike Canadian GAAP, IAS 36 requires, under certain circumstances, the reversal of impairment losses other than goodwill impairments.

Canadian GAAP also uses a two-step impairment testing approach for goodwill, whereas IFRS takes a one-step approach. Under IFRS, if the carrying amount of the cash generating unit (CGU) or group of CGUs exceeds the recoverable amount, an impairment loss is recognized. A CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of the fair value less cost to sell and the value in use.

We have substantially completed our assessment of the impact of the above changes on our opening consolidated statement of financial position and estimate that on transition our intangible assets will decrease by $3.8 million and our retained earnings will decrease by $2.4 million (net of tax) due to an impairment relating to certain client relationships and favorable lease agreements.

•	Sublease revenue recognition (IAS 37)
Under IAS 37, an inflow of resources is recognized in the statement of financial position when it is virtually certain. Under Canadian GAAP, we establish lease exit liabilities when we cease to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments offset by an estimate of future sublease revenue. Upon the adoption of IAS 37, we will derecognize an estimated $2.6 million in future sublease revenue at January 1, 2010, since this revenue was not virtually certain at that date. As a result, we estimate that our opening IFRS consolidated statement of financial position provision for lease exit liabilities will increase by $2.6 million and that retained earnings will decrease by $1.7 million (net of tax).

•	Interests in Joint Ventures (IAS 31)
Under IAS 31, an entity may account for interests in joint ventures using either the equity method or the proportionate consolidation method. Canadian GAAP requires the use of the proportionate consolidation method to account for joint ventures. In 2007, the International Accounting Standards Board (IASB) issued an exposure draft to amend IAS 31, thereby prohibiting proportionate consolidation. In our preliminary

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

assessment of our joint ventures, we expected the exposure draft to be effective January 1, 2011; however, the IASB postponed the finalization of the draft. Since proportionate consolidation, our current method of accounting for joint ventures, is permitted under the current IAS 31, we decided to maintain it as our current accounting policy choice. As a result, the adoption of IAS 31 will have no effect on our financial position or results of operations.

•	Income Taxes (IAS 12)
IFRS and Canadian GAAP accounting for income taxes are similar. However, various changes in accounting policies under IFRS will impact the corresponding deferred tax asset or liability. In addition, under IAS 12, we will be required to reclassify deferred tax assets and liabilities from current to non-current. As a result, we expect to reclassify $15.5 million in deferred tax assets and $15.6 million in deferred tax liabilities from current to long-term. In addition, because of various changes in accounting policies under IFRS, the most significant of which are listed above, we estimate that our deferred tax assets will increase by $4.0 million and our deferred tax liabilities will increase by $2.0 million.

c) IFRS 1 exemptions
Most adjustments required on the transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The most significant exemptions that apply to our Company include the following:

•	Business combinations.
We expect to apply the business combinations exemption in IFRS 1 to not apply IFRS 3R, “Business Combinations,” retrospectively to past business combinations. Accordingly, we would not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date would not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption except as required under IFRS 1.

•	Fair value or revaluation as deemed cost.
We expect to elect to measure buildings, classified as property and equipment and investment property, at their fair values and to use that amount as their deemed cost at January 1, 2010. The cost of buildings would be determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis. We expect that our consolidated opening statement of financial position will not be materially impacted by this election.

•	Cumulative currency translation adjustment.
We expect to elect to deem the cumulative currency translation difference for all our foreign operations to be zero at January 1, 2010, by transferring the balance at that date to retained earnings. As a result, our January 1, 2010, cumulative translation adjustment balance of $50.8 million will be reclassified, increasing our accumulated other comprehensive income and decreasing our retained earnings, accordingly. Therefore, this election will have a net zero impact on our opening shareholders’ equity.

•	Share-based payments.
We expect to elect not to apply IFRS 2, “Share-Based Payments,” to equity instruments granted on or before November 7, 2002, or granted after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, we expect not to apply IFRS 2 to liabilities that were settled before January 1, 2010. We expect that our consolidated opening statement of financial position will not be impacted by this election.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

 d) Opening consolidated statement of financial position under IFRS
As indicated above, during 2010, we completed our work to quantify our January 1, 2010, balances under IFRS. In summary, on transition to IFRS, we expect our opening shareholders’ equity at January 1, 2010, to decrease by an estimated $9.3 million. The most significant adjustments impacting our opening shareholders’ equity are described in further detail in section b) above and are summarized in the unaudited table below. This information reflects our most recent views, assumptions, and expectations. However, circumstances may arise, such as changes in IFRS standards or in interpretations of IFRS standards, which could alter this information.

Standard	Balance Sheet Category	Description of Change	Increase (Decrease) Shareholders’ Equity (in millions of Canadian dollars)
IFRS 3R	Financial liabilities	Recognition of contingent consideration outstanding from past business combinations	(6.0)
IAS 36	Intangible assets	Recognition of intangible asset impairment	(2.4)
IAS 37	Provisions	Derecognition of estimated future sublease revenue not virtually certain at January 1, 2010	(1.7)
IAS 12	Income taxes	Reclassification of deferred tax liabilities from current to long-term	No impact
	Other	Other transitional adjustments	0.8

		Total estimated after-tax impact on shareholders’ equity	(9.3)

United States

Recently Adopted Accounting Pronouncements

Effective February 2010, we adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09). This ASU requires an entity that is an SEC filer to evaluate subsequent events through the date that its financial statements are issued and eliminates the requirement to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance. The prospective adoption of this standard has had no effect on our financial position or results of operations other than eliminating the disclosure of the date through which subsequent events have been evaluated.

Effective January 1, 2010, we adopted FASB ASU No. 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17), which codifies FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R).” This ASU represents a revision to former FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities,” and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on the other entity’s purpose and design and the reporting entity’s ability to direct those activities of the other entity that most significantly impact the other entity’s economic performance. ASU 2009-17 also requires additional disclosures about a reporting entity’s involvement in variable interest

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

entities. The prospective adoption of this standard has had no material effect on our financial position or results of operations.

Effective January 1, 2010, we adopted FASB ASU No. 2010-05, “Compensation—Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation” (ASU 2010-05). This ASU codifies Emergency Issue Task Force Topic D-110, “Escrowed Share Arrangements and the Presumption of Compensation.” ASU 2010-05 states that when evaluating whether a presumption of compensation has been overcome, an entity should consider the substance of the arrangement, including whether it was entered into for purposes unrelated to, and not contingent upon, continued employment. The prospective adoption of this standard has had no material effect on our financial position or results of operations.

Recent accounting pronouncements

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This ASU requires new disclosures for transfers in and out of levels 1 and 2 of fair value measurement categories and a description of the reasons for the transfers. This requirement was effective for us in the 2010 fiscal year, and its adoption did not have an impact on our financial position or results of operations. ASU 2010-06 also requires a separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (level 3). This requirement is effective in the 2011 fiscal year. Although this ASU may have an impact on our consolidated financial statements, we do not expect to implement it in our consolidated financial statements since we will be adopting IFRS starting in fiscal 2011 and, after adoption, will no longer be providing a reconciliation of IFRS amounts to US GAAP.

In April 2010, the FASB issued ASU No. 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—A consensus of the FASB Emerging Issues Task Force” (ASU 2010-13). ASU 2010-13 clarifies that equity share options granted to an employee of an entity’s foreign operations that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be classified as liabilities if they otherwise qualify as equity. The amendments in the proposed ASU are effective for fiscal years, including interim periods, beginning on or after December 15, 2010. The amendments would be applied by recording a cumulative effect adjustment to the opening balance of retained earnings. Early adoption is permitted. We grant share options to US employees with a fixed exercise price denominated in Canadian dollars. Although this ASU may have an impact on our consolidated financial statements, we do not expect to implement it in our consolidated financial statements since we will be adopting IFRS starting in fiscal 2011 and, after adoption, will no longer be providing a reconciliation of IFRS amounts to US GAAP.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350): How the Carrying Amount of a Reporting Unit Should Be Calculated When Performing Step 1 of the Goodwill Impairment Test” (ASU 2010-28). The ASU clarifies that the equity premise is the only method an entity can use for the purpose of calculating the carrying amount of a reporting unit. The equity premise reflects the net amount of all the assets and liabilities assigned to the reporting unit(s) of a reporting entity. Additionally, the amendments in ASU 2010-28 modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are adverse qualitative factors that indicate that it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, including interim periods, beginning after December 15, 2010. Early adoption is not permitted. Although this ASU may have an impact on our consolidated financial statements, we do not expect to implement it in our consolidated financial statements since we will be adopting IFRS starting in fiscal 2011 and, after adoption, will no longer be providing a reconciliation of IFRS amounts to US GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (ASU 2010-29). This ASU specifies that if a public entity presents comparative financial statements, the entity should disclose the revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this ASU also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to a business combination. The amendments in ASU 2010-29 are effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Although this ASU may have an impact on our consolidated financial statements, we do not expect to implement it in our consolidated financial statements since we will be adopting IFRS starting in fiscal 2011 and, after adoption, will no longer be providing a reconciliation of IFRS amounts to US GAAP.

Materiality
We determine whether or not information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information were omitted or misstated.

Definition of Non-GAAP Measures
This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by Canadian GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. We believe that these measures are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing our overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable GAAP measure for working capital.

Current Ratio. We also use current ratio as a measure for assessing our overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable GAAP measure for current ratio.

Net Debt to Equity Ratio. As part of our overall assessment of our financial condition, we monitor our net debt to equity ratio to ensure that it is maintained within our established range. Our net debt to equity ratio is calculated as long-term debt plus the current portion of long-term debt plus bank indebtedness less cash and cash held in escrow, all divided by shareholders’ equity. There is no directly comparable GAAP measure for net debt to equity ratio.

Gross Revenue and Net Revenue. Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than to gross revenue. The most directly comparable measure in accordance with GAAP for gross revenue is revenue. There is no directly comparable GAAP measure for net revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Gross Margin. We monitor our gross margin percentage levels to ensure that they are within an established acceptable range for the profitability of our operations. Gross margin is calculated as the difference of net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses. There is no directly comparable GAAP measure for gross margin.

Return on Equity Ratio. As part of our overall assessment of value added for shareholders, we monitor our return on equity ratio. Return on equity is calculated as net income for the last four quarters divided by the average shareholders’ equity over each of the last four quarters. There is no directly comparable GAAP measure for return on equity ratio.

Net Income before Goodwill Impairment. We add back goodwill impairment charges to net income since these charges are non-cash in nature and do not impact our operating results. We use this measure to evaluate our operating performance. There is no directly comparable GAAP measure for net income before goodwill impairment.

EBITDA. EBITDA represents earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairments. This measure is referenced in our credit facility as part of our debt covenants, and we use it as part of our overall assessment of our profitability. It is defined as net income for such period, plus all amounts deducted in the calculation thereof on account of interest expense, income taxes, depreciation, amortization, goodwill and intangible impairments, or any minority interest. There is no directly comparable GAAP measure for EBITDA.

EBITDAR. This measure is referenced in our credit facility as part of our debt covenants. It is defined in the credit facility as an amount equal to EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable GAAP measure for EBITDAR.

EBITDA to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined in the credit facility as EBITDA divided by permanent principal and interest payments in respect of the debt plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable GAAP measure for EBITDA to debt service ratio.

EBITDAR to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined in the credit facility as EBITDAR divided by permanent principal and interest payments in respect of the debt plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable GAAP measure for EBITDAR to debt service ratio.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that a) is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing or b) has been awarded to us through an executed binding or non-binding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract. Backlog is not a recognized performance measure under Canadian GAAP and does not have any standardized meaning prescribed by Canadian GAAP. We believe that backlog is a useful means of projecting activity in future periods. There is no directly comparable GAAP measure for backlog.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

RISK FACTORS

The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities
•	Fluctuations in interest rates or currency values
•	The effects of war or terrorist activities
•	The effects of disease or illness on local, national, or international economies
•	The effects of disruptions to public infrastructure such as transportation, communications, power, or water
•	Global economic or political conditions
•	Regulatory or statutory developments
•	The effects of competition in the geographic or business areas in which we operate
•	The actions of management
•	Technological changes

Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of any projections when relying on our forward-looking statements to make decisions with respect to Stantec. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf.

Like all professional services firms in the infrastructure and facilities industry, we are exposed to a number of risks, including market risks and risks arising from growth and acquisition activities. The most significant of these risks are listed below in order of seriousness—a combination of the impact on our Company and the probability of occurrence.

Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

Demand for the services we offer has been, and is expected to continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions. During economic downturns, the ability of both private and government entities to make expenditures may decline significantly, which could have a material adverse effect on our revenue and profitability. We cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we target.

The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

The markets we serve are highly competitive, and we have numerous competitors for the services we offer. The principal competitive factors include reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and service delivery. The number and identity of competitors vary widely with the type of service we provide. For small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors, and many of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small and midsized, privately held regional firms in the United States and Canada. Generally, competition places downward pressure on our contract prices and profit margins. However, such impact is difficult to quantify. Intense competition is expected to continue in these markets, presenting significant challenges to our

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits. We may not be able to compete successfully with such competitors, and such competition could cause us to lose customers, increase expenditures, or reduce pricing, any of which could have a material adverse effect on our earnings and stock price.

The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

Our operations are subject to the risk of third-party claims in the normal course of business, some of which may be substantial. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. Any litigation resulting from our business operations could distract management’s attention from normal business operations, divert financial resources to the defense of such claims, or result in significant attorney fees and damage awards for which we may not be fully insured and which could harm our reputation. Any of these circumstances could adversely affect our profitability.

Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

Our Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business; however, our employees are subject to environmental, health, and safety risks in the course of their employment. A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others. Alternatively, we could be exposed to civil and/or statutory liability to employees arising from injuries or deaths because of inadequate health and safety policies and practices. We cannot fully protect against all these risks, nor are all these risks insurable. We may become liable for damages arising from these events against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. As well, we risk incurring additional costs on projects that have sustained environmental, health, and safety hazards because they may require additional time to complete or because employee time may be lost due to injury.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

As of December 31, 2010, our backlog was approximately $1.0 billion. However, the revenue projected in our backlog is determined by the judgment of management and may not be realized or, if realized, may not result in profits. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts reflected in our backlog. Backlog reductions can adversely affect the revenue and profits we actually receive from contracts reflected in our backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of our backlog and the revenue and profits we actually receive. Finally, poor project or contract performance could also impact our profits.

Interruption to our systems and network infrastructure could adversely impact our ability to operate.

We rely heavily on computer information, communications technology, and related systems in order to operate properly. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure, maintain our key information technology personnel, and take other steps to improve the efficiency of and protect our systems, our systems operation could be interrupted or delayed. In addition, our computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches,

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

or similar events or disruptions. Any of these or other events could cause system interruptions, delays, and loss of critical data; could delay or prevent operations; and may adversely affect our operating results.

We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

The demand for our services is related to the level of government funding that is allocated for rebuilding, improving, and expanding infrastructure systems. We derive a significant amount of our revenue from government or government-funded projects and expect to continue to do so in the future. Between 30 and 34% of our gross revenue during the years ended December 31, 2008, through December 31, 2010, was derived from government or government-funded projects. Significant changes in the level of government funding could have an unfavorable impact on our business, financial position, results of operations, and cash flows.

We believe that the success and further development of our business depends, in part, on the continued funding of these government programs and on our ability to participate in these programs. However, governments may not have available resources to fund these programs or may not fund these programs even if they have available financial resources. Some of these government contracts are subject to renewal or extensions annually, so we cannot be assured of our continued work under these contracts in the future. In addition, government agencies can terminate these contracts at their convenience. We may incur costs in connection with the termination of these contracts and suffer a loss of business. Contracts with government agencies are sometimes subject to substantial regulation and audit of the actual costs incurred. Consequently, there may be a downward adjustment to our revenue if accrued recoverable costs exceed actual recoverable costs.

Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

There may be instances when opportunities to provide services through models other than the fee-for-service business, for example, P3s, arise due to changing markets. Failure to respond to these market demands may result in clients awarding projects to our competitors, resulting in lost revenues.

We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

We conduct our business under various types of contractual arrangements, most of which are fee-for-service agreements. However, approximately 70% of the dollar value of our contracts in 2010 was based on a fixed-fee or time-and-materials contract with a ceiling on the maximum costs to the client. Under fixed-fee contracts, we perform services at a stipulated price. Under time-and-materials contracts with not-to-exceed provisions, we are reimbursed for the number of labor hours expended at an established hourly rate plus the cost of materials incurred subject, however, to a stated maximum dollar amount for the services to be provided. In both of these types of contracts, we agree to provide services based on our estimate of the costs a particular project will involve. These estimates are established in part on cost and scheduling projections, which may prove to be inaccurate, or circumstances may arise, such as unanticipated technical problems, weaknesses in project management, difficulties in obtaining permits or approvals, changes in local laws, or delays beyond our ability to control, that make our projections inaccurate. The underestimation of costs for these types of contracts may cause us to incur losses or result in a project not being as profitable as we expect. In addition, projects that are not completed on schedule further reduce profitability because our staff must continue to work on them longer than anticipated, which may prevent staff from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Uncertainties associated with an acquisition may cause a loss of employees.

The ability to attract and retain trained professionals is one of the key drivers of our business and results. Therefore, the success of an acquisition depends in part on our ability to retain key employees of the acquired firm. Competition for qualified staff can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the completion of the acquisition or integration or a desire not to remain with the combined company. Accordingly, we may be unable to retain key employees to the same extent that we were able in the past.

We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

We may not be able to locate suitable acquisitions or to consummate any such transactions on terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to locate and may only be available at prices or under terms that are less favorable than in the past. In addition, some of our competitors are much larger than us, have greater financial resources, and can better afford to pay a premium for potential acquisition candidates. If we are unable to effectively compete for or locate suitable acquisitions, we will have difficulty achieving our growth plan.

We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

Our rationale for acquiring a firm is, in part, predicated on our ability to leverage the combined strengths of the two companies to increase our opportunities and revenue. Integrating an acquired firm’s operations and staff into our own is a complex endeavor, and we may not be able to complete the process rapidly or without encountering difficulties. Successful integration requires, among other things, the assimilation of the firm’s professional services, sales and marketing operations, and information and software systems as well as the coordination of employee retention and hiring and training operations. The diversion of management’s attention to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company’s business and prevent it from realizing the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence that formed the foundation for the acquisition.

To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

Because of our international expansion strategy, we are now and will be increasingly subject in the future to additional risks, including risks related to complying with a wide variety of local, national, and international laws; the difficulties and costs of staffing and managing international operations; changes in regulatory requirements; changes in exchange rates; multiple and possibly overlapping tax structures; and political and economic instability. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally.

Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

Goodwill and intangible assets represent approximately 47% of our total assets. When we acquire a consulting business, a significant portion of the purchase price for the acquisition is generally allocated to goodwill and identifiable intangible assets. The amount of the purchase price allocated to goodwill is determined by the excess of the purchase price paid by us to acquire the consulting business over the fair value of the net identifiable

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

assets acquired. Canadian and US accounting rules require us to perform an annual impairment test of our goodwill and intangible assets. A deterioration in the operating results of such acquired businesses or the failure of these businesses to meet our expectations may adversely affect the carrying value of our goodwill and intangible assets and could result in an impairment of the goodwill associated with such businesses. As part of our annual review of goodwill for impairment, we consider the actual performance of each of our cash-generating units compared to our expectations and update our future expectations for such cash-generating units. An impairment of goodwill would be recorded as a charge in our income statement, which could have a material effect on our earnings.

One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

Although we serve many diverse clients and are not dependent on any one client or group of clients to sustain our business, our reputation for delivering effective and efficient solutions for complex projects is one of our most valuable business development assets. The loss of this reputation due to client dissatisfaction represents a significant risk to our ability to win additional business both from existing clients and from those with whom we may have dealings in the future.

Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in US dollars. For the purposes of financial reporting under Canadian GAAP measures, revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. We expect to continue to report our financial results in Canadian dollars in accordance with Canadian and US GAAP measures. Therefore, if the Canadian dollar were to strengthen relative to the US dollar and other currencies, the amount of net income from our non-Canadian-dollar-denominated business could decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

The value of the Canadian dollar relative to the US dollar is subject to volatility. For example, the average exchange rates for the years ended December 31, 2010; December 31, 2009; and December 31, 2008, for C$1.00 were US$0.97, US$0.88, and US$0.94, respectively. Furthermore, this volatility may continue in the future, and, as discussed above, any increases in the strength of the Canadian dollar relative to the US dollar may have a negative impact on the results of our operations.

From time to time, we enter into forward contracts to manage risk associated with net operating assets outside our US operations denominated in US dollars (other than with respect to net operating assets that are owned by US subsidiaries). These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when they occur. Consequently, we may not benefit from any weakening of the Canadian dollar relative to the US dollar.

Increasing awareness of environmental factors may result in the cancellation of major projects by key clients and thus adversely affect our profitability.

As part of increasing awareness of global climate change, some experts have suggested that companies involved in industries that impact the environment may be subject to litigation from governments, shareholders, or environmental activists. The cancellation of major projects due to environmental concerns or significant environmental litigation impacting key clients could affect our future results.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

At any given time, a significant portion of our revenue may be derived from a specific geographic region, industry, or sector. Consequently, our business could suffer materially if there were a downturn in that geographic region, industry, or sector.

Our three-dimensional business model mitigates risk by diversifying our operations across several geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. If at any given time, a significant portion of our revenue is derived from a specific geographic region, industry, or sector, our business may be impacted by a number of factors, which may include the following:

•	Changes in employment levels and other general economic conditions
•	Changes in interest rates and in the availability, cost, and terms of financing
•	The impact of present or future environmental, zoning, or other laws and regulations
•	Changes in real estate tax rates and assessments and other operating expenses
•	Changes in levels of government infrastructure spending and fiscal policies
•	Natural or human-made disasters and other factors that are beyond our control

If we are unable to adjust our workforce or service mix to a downturn in a geographic region, industry, or sector in a timely manner, it could have a material adverse effect on our overall business, including the results of our operations and liquidity.

From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.

Acquisitions may bring us into businesses that we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced. Consequently, we may depend in part on the knowledge and expertise of the professional service providers and management teams that we acquire in order to make these business opportunities profitable. New business opportunities frequently bring a learning curve that may require substantial management time and changes to our business systems, which may create a distraction from our day-to-day business operations. If these business opportunities do not perform as anticipated or are not profitable, our earnings during periods of greater learning may be materially adversely affected, and we may experience a partial or complete loss of our investment.

If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making payments on a project to which we have devoted significant resources, it could have a material negative effect on our liquidity as well as on the results of our operations. In our experience, clients who withhold payment are more likely to bring claims against us and have a higher tendency toward dissatisfaction with the services we provide.

We may have difficulty in attracting and retaining qualified staff, which may affect our reputation in the marketplace and restrict our ability to implement our business strategy.

We derive our revenue almost exclusively from services performed by our employees. Consequently, one of the key drivers of our business is our ability to attract and retain qualified staff. However, we may not be able to attract and retain the desired number of qualified staff over the short or long term. There is significant competition for staff with the skills necessary for providing our services from major and boutique consulting, engineering, public agency, research, and other professional services firms. Our inability to attract and retain qualified staff

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

could impede our ability to secure and complete engagements, in which event we may lose market share and our revenue and profits could decline. In addition, if our employees were to leave our Company and become competitors of ours, we could lose other employees and some of our existing clients who have formed relationships with such former employees. We could also lose future clients to a former employee as a new competitor. In either event, we could lose clients and revenue, and our profitability could decline.

We may be unable to secure the additional capital required to fund our acquisition strategy, which could lead to a reduction in our market share and competitiveness.

In order to fund future acquisitions, we will need access to substantial amounts of capital. However, we may be unable to obtain the necessary capital to finance a successful acquisition program while meeting our other cash needs. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of our anticipated expansion, which may negatively affect our future competitiveness and results of operations.

Using internally generated cash or taking on debt to complete acquisitions could substantially limit our operational and financial flexibility. The extent to which we will be able or willing to use our common shares for acquisitions will depend on the market value of our shares from time to time and the willingness of potential sellers to accept our shares as full or partial payment.

If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.

Our business strategy is to expand into new markets and enhance our position in existing markets through internal growth and through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute share ownership. We may also incur additional debt if we acquire another company, and this could increase our debt repayment obligations, which could have a negative impact on our future liquidity and profitability. During 2010, we filed a short-form prospectus with all provincial securities regulatory authorities in Canada and a corresponding base shelf registration statement with the SEC. Pursuant to the prospectus, we may issue up to $300 million in common shares during a 25-month period effective May 6, 2010.

We have no assurance that existing debt financing will continue to be available from our current lenders or other financial institutions on similar terms.

Adverse weather conditions and natural or other disasters may delay or eliminate net revenue that otherwise would have been realized and thus adversely affect our profitability.

Our field activities are generally performed outdoors and may include professional surveying, resident engineering services, field data surveys and collection, archeology, geotechnical investigations and exploratory drilling, construction oversight and inspection, plant start-up and testing, and plant operations. Extreme weather conditions and natural or other disasters, such as earthquakes, fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation and/or completion of our field activities and may hinder the ability of our employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would be recognized while certain costs continue to be incurred. Adverse weather conditions or disasters may also delay or eliminate the start and/or completion of various phases of work relating to other engineering services that commence concurrent with or subsequent to our field activities. Any delay in the completion of our services may require us to incur additional non-compensable costs, including overtime work, that are necessary to meet our clients’ schedules. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of contracts, adversely affecting our net revenue and profitability.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Our share price could be adversely affected if a large number of our common shares are offered for sale or sold.

There may be instances in which we negotiate an acquisition where the consideration for the purchase may include Stantec shares. In the event that the acquired entity’s shareholders subsequently decide to dispose of Stantec shares following the acquisition, there could be a large supply of our common shares on the market. If the supply of our common shares is significantly greater than the associated demand, the market price of our common shares may significantly decline and may not recover.

Our share price has historically been subject to volatility. Accordingly, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.

Our share price has experienced volatility in the past and will likely be volatile in the future. For example, the intraday high and low prices for our common shares on the TSX and New York Stock Exchange (NYSE) during the 52 weeks ended December 31, 2010, were $30.40 and $22.79, respectively, and US$29.29 and US$20.80, respectively.

The price of our common shares may fluctuate substantially in the future due to, among other things, the following factors: (1) the failure of our quarterly or annual operating results to meet expectations, (2) the reaction of markets and securities analysts to announcements and developments involving our Company, (3) adverse developments in the worldwide, Canadian, or US economies; the financial markets; or the engineering and consulting services market, (4) changes in interest rates, (5) announcements by key competitors, (6) additions or departures of key staff, (7) announcements of legal proceedings or regulatory matters, and/or (8) general volatility in the stock market.

In addition, the stock market has experienced volatility that has affected the market prices of the publicly traded shares of many companies and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our common shares to fluctuate substantially.

Uncertainties associated with an acquisition or merger or with Stantec as a new owner may cause an acquired entity to lose customers.

An acquired company’s customers may, in response to the announcement of the acquisition, delay or defer decisions concerning their use of its services because of uncertainties related to the consummation of the acquisition, including the possibility that the acquisition may not be completed if all the conditions of the transaction are not fulfilled. This circumstance could have an adverse effect on our revenue and profitability.

We could be exposed to civil and/or statutory liability to employees arising from non-payment of wages, discrimination, and misclassification regarding overtime entitlements.

We are required to comply with state, provincial, and federal employment laws as well as internal policies concerning the payment of wages, discrimination, and misclassification regarding overtime entitlements. Failure to comply with any of these legal schemes could result in a material cost to the Company. We face the additional risk of losing the support of our employee base which could result in a failure to attract and retain key staff. We maintain insurance coverage for our operations, including employment practices liability insurance; however, it may not be sufficient to cover all liability that could arise.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.

Inadequate internal controls or disclosure controls over financial reporting could result in material misstatement in our financial statements and related public disclosures. Inadequate controls could also result in system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, fraud, or the inability to continue our business operations.

The Canadian Accounting Standards Board requires all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require restatement for comparative purposes of amounts we reported for the year ending December 31, 2010. A robust system of internal controls is our best method of ensuring reporting integrity and minimizing the risk of misstatement and fraud. A period of change, such as that encountered during an accounting conversion, could lead to modifications in the design and effectiveness of internal controls, hence increasing risk. Other significant risk areas include the communication of impacts and results to stakeholders and the inability of management to conclude and certify the design or effectiveness of our internal controls over financial reporting.

We may not be able to meet legal and regulatory requirements related to corporate governance, labor relations, industry standards, contracting practices, and the environment.

We are subject to a variety of regulations and standards, and compliance with all such regulation could materially increase our costs. Our business model includes a variety of practice areas and jurisdictions, each with its own set of rules and regulations. In order to comply with increasingly complex laws and regulations, we may be required to increase the fees we charge to our clients. This could impact our ability to remain competitive in our industry.

Our insurance may not cover all claims for which we may be liable, and expenses related to insurance coverage may adversely impact our profitability.

Although we believe that we have made adequate arrangements for insuring against potential liability claims, these arrangements may be insufficient to cover any particular risk. When it is determined that we have liability, we may not be covered by insurance, or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a “claims-made” basis, covering only claims actually made during the period when the insurance policy is in effect. Even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits, or covered by insurance but subject to a high deductible could result in a significant cost to us, which may reduce our profits and cash available for operations. Moreover, we may become subject to liability that cannot be insured against or against which we may choose not to insure because of high premium costs or for other reasons. Our expansion into new services or geographic areas could result in our failure to obtain coverage for these services or areas, or the coverage being offered may be at a higher cost than our current coverage. Due to the current insurance environment, including losses sustained by insurers in their investments, we may experience increases in our insurance premiums. We may not be able to pass these increases on to our clients in increased billing rates.

Reliance on key personnel who may be unable or unwilling to continue their employment may adversely impact our business.

Our operations are dependent on the abilities, experience, and efforts of senior management and other key personnel. If any of these individuals are unable or unwilling to continue their employment with us, and if we do not have a well-developed succession plan prior to their departure, our business, operations, and prospects may

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

be materially adversely affected. The transition of key leadership positions may result in increased training costs as well as a loss of institutional knowledge, industry relationships, or expertise developed by the leader.

If fraud occurs and remains undetected, we may have a loss of assets or misstatement in our financial statements.

Fraud may occur and remain undetected, resulting in a loss of assets and/or misstatement in our financial statements and related public disclosures.

Managing Our Risks

We mitigate our operating, market, and growth and acquisition integration risks through our business strategy and other measures. As mentioned previously, our three-dimensional business model based on geographic, practice area, and life cycle diversification reduces our dependency on any particular industry or economic sector for our income. To help reduce our susceptibility to industry-specific and regional economic cycles and to take advantage of economies of scale in the highly fragmented professional services industry, we intend to continue to diversify our business both in terms of geographic presence and service offerings. From the beginning of 2002 to December 31, 2010, we have completed 52 acquisitions, and we expect to continue to pursue selective acquisitions that will enable us to enhance our market penetration and increase and diversify our revenue base. We also differentiate our Company from competitors by entering into a diverse range of contracts with a variety of fee amounts. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, access to an employee share ownership plan, and opportunities for professional development and enhancement, along with compensation plans that we believe to be competitive, flexible, and designed to reward top performance. In 2010, we completed a number of activities, including implementing a Company-wide Award of Excellence program to recognize employees who demonstrate achievement in several key areas, launching a mandatory Ethics and Code of Conduct training program to all staff, updating the Learning Portal (an electronic learning management tool) on our intranet, providing integration training to newly acquired employees, and introducing and updating eLearning modules and tutorials in our Career Development Center and on other online sites. Our Career Development Center is the online source for all our learning, coaching and mentoring, and professional and career development resources. During the year, we also continued to roll out the leadership development program we launched in 2008 to leaders throughout our regions, updated and enhanced the content and exams in our project management learning series, and delivered a record number of face-to-face and on-demand project management training sessions. We also invested in our staff by focusing on health and safety initiatives, including providing education and training for supervisors in health and safety rights and responsibilities.

With regards to effective project management and execution, in 2008 we achieved registration with the International Organization for Standardization’s (ISO) 9001:2000 quality management standard, and in 2010, we updated this certification to the ISO 9001:2008 standard. ISO 9001:2008 is a globally recognized set of requirements for establishing effective quality management systems. In 2008, 2009, and 2010, we also achieved ISO/IEC 20000-1:2005 certification. This certification sets out the requirements for information technology services and infrastructure support using an internationally accepted service management framework of best practices. Our objective in obtaining and maintaining the ISO/IEC 20000-1:2005 certification is to ensure the quality, consistency, reliability, and value of information technology services that underpin our business operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Since our operations are dependent on the abilities and efforts of senior management and other key personnel, the Corporate Governance and Compensation Committee of our board of directors and our senior leaders regularly review succession planning measures for management.

To mitigate the risk of fraud, we have various business conduct policies, including our Code of Ethics, Conflict of Interest, and Integrity policies. In addition, our Internal Audit team evaluates risks and opportunities relating to fraud as part of its control evaluation program.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. In addition, we invest resources in a Risk Management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

To address the risk of being unsuccessful in integrating acquired companies, we have an acquisition and integration program managed by a dedicated acquisition team. The team supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems immediately following an acquisition. A senior regional or practice leader is appointed for each acquisition to support the integration process. We also have a coordinated integration plan that involves the implementation of our Company-wide information technology and financial management systems as well as provision of support services from our corporate and regional offices.

In addition, we have a dedicated IFRS conversion team. The team has prepared a detailed work plan for the implementation of IFRS, of which it has completed the detailed assessment and solution development phases and is working on the implementation phase. We have also established an IFRS Advisory Committee consisting of representatives from our Financial Services, Treasury, Internal Audit, Investor Relations, IT, and Operations groups. The IFRS conversion team provides regular updates to the IFRS Advisory Committee and the Audit and Risk Committee, including reports on the progress made on the detailed work plan.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2010, (as defined in rules adopted by the SEC in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2010 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2010, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

CORPORATE GOVERNANCE

Disclosure Committee
In 2005, our Company established a Disclosure Committee consisting of a cross section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

Board of Directors
Stantec’s board of directors currently includes nine members, seven of whom are independent under Canadian securities laws and under the rules of the SEC and the NYSE and free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfils its mandate by

•	Overseeing the Company’s strategic planning process
•	Satisfying itself as to the integrity of the CEO and other executive officers
•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public
•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks
•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management
•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2010, Stantec’s board included two committees—the Audit and Risk Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of unrelated, independent directors.

Audit and Risk Committee
The Audit and Risk Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management matters. The committee met six times in 2010. The chairman of the committee provides regular reports at the Company’s board meetings. The board has determined that each of the Audit and Risk Committee's members is financially literate and that the majority of the members are "financial experts" as such term is defined under the rules of the SEC and NYSE.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.

Corporate Governance and Compensation Committee
The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting governance and compensation. Governance matters include, but are not limited to, board size, nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, executive management compensation, performance review, and succession plans. The Corporate Governance and Compensation Committee met five times in 2010. The chairman of the committee provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our website (www.stantec.com) and in the Management Information Circular for our May 12, 2011, annual meeting of shareholders. In addition, the following documents are posted on our website:

•	Code of Ethics
•	Corporate Governance Guidelines
•	Audit and Risk Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference

The above information is not and should not be deemed to be incorporated by reference herein. Copies of these documents will be made available in print form to any shareholder who requests them.

SUBSEQUENT EVENTS

On February 11, 2011, the Company acquired the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides services including mechanical, electrical, industrial, and communication engineering; energy management; design; studies; and contract administration.

On January 28, 2011, the board of directors granted share options to officers and employees to purchase 410,000 shares at an exercise price of $28.65. These options vest evenly over a three-year period and have contractual lives of seven years.

Subsequent events have been evaluated through to the date the consolidated financial statements were issued.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2010
STANTEC INC.